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Exhibit 4.24

STOCK PURCHASE AGREEMENT

among

CENTERPULSE USA HOLDING CO.,

CENTERPULSE LTD.

and

MICROVENA CORPORATION

for

Purchase of all of the Outstanding Shares of Capital Stock of

Sulzer IntraTherapeutics, Inc.

Dated as of August 30, 2002

i

ii

Section 11.05	Severability	42
Section 11.06	Entire Agreement	42
Section 11.07	Assignment; Fulfillment of Obligations	43
Section 11.08	No Third Party Beneficiaries	43
Section 11.09	Amendment	43
Section 11.10	Governing Law	43
Section 11.11	Counterparts	43
Section 11.12	Disclosure Schedule	43
Section 11.13	Currency	43
Section 11.14	Specific Performance	43
Section 11.15	Waiver of Jury Trial	43
Section 11.16	Centerpulse Guarantee	43

iii

        STOCK PURCHASE AGREEMENT, dated as of August 30, 2002, between CENTERPULSE USA HOLDING CO., a Delaware corporation ("Seller"), MICROVENA CORPORATION, a Minnesota corporation ("Purchaser") and, with respect to Section 11.16 only, CENTERPULSE LTD., a corporation organized under the laws of Switzerland ("Centerpulse").

W I T N E S S E T H:

        WHEREAS, Seller owns all of the issued and outstanding shares of capital stock (the "Shares") of Sulzer IntraTherapeutics, Inc., a Minnesota corporation ("ITI"); and

        WHEREAS, Purchaser wishes to purchase from Seller, and Seller desires to sell to Purchaser, the Shares, upon the terms and subject to the conditions set forth herein.

        NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, Seller and Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

        Section 1.01    Certain Defined Terms.    As used in this Agreement, the following terms shall have the following meanings:

        "Action" means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority, and for purposes of Section 3.09 only, includes any similar actions before any arbitrator or mediator of any nature whatsoever.

        "Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

        "Affiliated Organization" is any other "person" within the meaning of Section 7701(a)(1) of the Code, that together with ITI is considered a single employer pursuant to Section 414(b), (c), (m) or (o) of the Code or Section 3(5) or 4001(b)(1) of ERISA.

        "Agreement" or "this Agreement" means this Stock Purchase Agreement, dated as of August 30, 2002, between Seller, Purchaser, and with respect to Section 11.16 only, Centerpulse (including the Exhibits hereto and the Disclosure Schedule) and all amendments hereto made in accordance with the provisions hereof.

        "Business Day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York.

        "Bylaws" means the bylaws of any corporation organized under the law of any State of the United States of America and any equivalent document of any corporation or entity organized under the laws of another jurisdiction, as amended or restated through the date hereof or the Closing Date, as the case may be.

        "Charter" means the Certificate of Incorporation or Formation, Articles of Incorporation or Organization or other organizational document of a corporation or limited liability company organized under the laws of any State of the United States of America and any equivalent document of a corporation, limited liability company or other similar entity organized under the laws of another jurisdiction, as amended or restated through the date hereof or the Closing Date, as the case may be.

        "Clinical Application Research Studies" means post-approval clinical studies of market-released products that do not require an Investigational Device Exemption from the FDA.

        "Closing Balance Sheet" means ITI's audited balance sheet (including the related notes and schedules thereto), to be prepared pursuant to Section 2.06(a) and to be dated as of the end of the day immediately preceding the Closing Date.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit agreement or otherwise.

        "Disclosure Schedule" means the Disclosure Schedule delivered by Seller to Purchaser, dated as of the date hereof.

        "Encumbrance" means any security interest, pledge, mortgage, lien, claim, charge, restriction, limitation or encumbrance.

        "Environmental Law" means any federal, state, or local statute, regulation, ordinance, order, decree, or other requirement of law promulgated by a governmental entity relating to protection of human health or welfare, natural resources or the environment or to the identification, transportation, handling, discharge, emission, treatment, storage, or disposal of any pollutant, contaminant, hazardous or solid waste, or any hazardous or toxic substance or material. Without limiting the generality of the foregoing, Environmental Laws shall include, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Safe Drinking Water Act, 42 U.S.C. 300(f) et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq.; and the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; each as amended, together with the regulations promulgated thereunder, permits issued thereunder, and analogous state and local statutes, regulations and ordinances.

        "ERISA" means the United States Employee Retirement Income Security Act of 1974, as amended.

        "FDA" means the United States Food and Drug Administration.

        "Governmental Authority" means any government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial, quasi-judicial or arbitral body.

        "Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

        "Hazardous Substance" means any toxic or hazardous substance or wastes, petroleum or petroleum products, asbestos or other pollutants, as defined under applicable Environmental Laws.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

        "Income Taxes" means all Taxes based, measured or computed by reference to net income.

        "Indebtedness" means, with respect to any Person, (a) all indebtedness of such Person, whether or not contingent, for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (d) all obligations of such Person as lessee under leases that have been or should be, in accordance with U.S. GAAP, recorded as capital leases, (e) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities and (f) all Indebtedness of others referred to in clauses (a) through (e) above guaranteed directly or indirectly by such Person.

        "Intellectual Property" means all of the following: (i) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, all patent disclosures,

and all patents and patent applications, together with all reissues, continuations, continuations-in-part, divisions, extensions and reexaminations thereof, including all U.S. applications and international counterparts; (ii) trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith; (iii) copyrightable works, all copyrights, and all applications, registrations and renewals in connection therewith; (iv) mask works and all applications, registrations and renewals in connection therewith; (v) trade secrets and confidential business information (including, without limitation, ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, test data, clinical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals) together with all underlying documentation (e.g., laboratory notebooks evidencing conception and reduction to practice activities, prototyping, etc.); (vi) computer software (including object code, source code, data and related documentation); (vii) Internet Websites, including domain name registrations and content and software included therein; (viii) all other proprietary rights; (ix) all rights to recover for past infringements of any of the foregoing; and (x) all copies and tangible embodiments thereof (in whatever form or medium).

        "Knowledge" means, with respect to Seller, the actual knowledge of Urs Kamber, Dennis Wallach, Kevin Dillon, Fred Kornahrens, Paula Norbom, John Adams and Maureen Pistulka, and, solely with respect to Section 3.13 and Section 9.03(a), Kenneth Barrow and Paul Thompson, or such knowledge that any of such individuals would have upon an inquiry into the matters to which such phrase pertains that a reasonable person in the position of such individual would have made in similar circumstances.

        "Law" means any federal, state, canton, provincial, local or national statute, law, ordinance, regulation, rule, code, order or other requirement or rule of law.

        "Material Adverse Effect" means any change in or effect which, individually or in the aggregate with all other such changes and effects, is materially adverse to ITI's assets, liabilities, financial condition or to the results of ITI's operations or prospects taken as a whole or that could have a material adverse effect on the ability of Purchaser to conduct the business of ITI following the Closing as such business is conducted on the date hereof or the ability of Purchaser to exercise full rights of ownership of ITI or its assets or business following the Closing, except for any such changes or effects resulting from (a) the identity or character of Purchaser, (b) changes in general economic or political conditions or the securities markets or (c) changes after the date of this Agreement in conditions, generally applicable to Persons engaged in the design, manufacture, marketing, sale or distribution of medical devices, including, without limitation, (i) changes in Laws (or interpretations thereof by any Governmental Authority) generally applicable to such Persons and (ii) changes in U.S. GAAP or international accounting standards.

        "Medical Product Regulatory Authority" means any Governmental Authority that is concerned principally with the safety, efficacy, reliability or manufacture of medical products.

        "Owned Intellectual Property" means all Intellectual Property (other than Licensed Intellectual Property) in and to which ITI holds, or has a right to hold, right, title and interest including, without limitation, all Intellectual Property set forth on Exhibit 1.01(a).

        "Permitted Encumbrances" means (a) liens for Taxes and assessments not yet payable, (b) liens for Taxes, assessments and charges and other claims, the validity of which is being contested in good faith, (c) imperfections of title, liens, security interests and other encumbrances the existence of which, individually or in the aggregate, do not interfere with the current use of the property encumbered thereby, (d) inchoate mechanics', materialmen's and similar liens for construction in progress and (e) workmen's, repairmen's, warehousemen's and carriers' liens arising in the ordinary course of business.

        "Person" means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

        "Pre-Closing Taxable Period" means (i) any taxable period ending on or before the Closing Date and (ii) with respect to any Straddle Period, the portion of such Taxable period that begins before the Closing Date and that includes the Closing Date.

        "Specified Actions" means (i) Actions alleging that ITI is infringing upon the Intellectual Property of any other Person, (ii) Actions against ITI alleging that any individual suffered bodily injuries resulting from a defect in or malfunction of any product manufactured or sold by ITI and (iii) Actions concerning Laws or Governmental Orders, including without limitation Actions governing the use, manufacture, sale and/or distribution of medical products with which ITI has involvement.

        "Straddle Period" means any taxable period beginning before and ending after the Closing Date.

        "Sulzer Orthopedics Settlement Arrangement" means the Class Action Settlement Agreement dated March 13, 2002 by and among Sulzer Orthopedics, Inc., Sulzer Medica AG, Sulzer AG and Class Counsel on behalf of Class Representatives in re: Sulzer Hip Prosthesis and Knee Prosthesis Liability Litigation MDL Docket No. 01-CV-9000 (MDL No. 1401), as the same may be amended from time to time.

        "Tax" or "Taxes" means (a) all taxes, charges, fees, levies, duties, imposts or other similar assessments, including income, gross receipts, ad valorem, excise, real property, personal property, windfall profit, sales, use, transfer, stamp, licensing, withholding, employment, payroll, minimum, estimated and franchise taxes imposed by the United States or any federal, state, canton, provincial, local or national government, or any subdivision, agency or other similar Person of the United States or any such government and (b) any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any such tax or taxes.

        "Tax Return" means any form, return or report of or relating to Taxes.

        "Taxing Authority" means the United States Internal Revenue Service and any other federal, state, canton, provincial, local, national or other Governmental Authority having the power to impose a Tax or Taxes.

        "U.S. GAAP" means United States generally accepted accounting principles and practices as in effect from time to time and applied consistently throughout the periods involved.

        "Working Capital" of ITI as of any date means ITI's current assets less ITI's liabilities, the amounts of which shall be determined in accordance with U.S. GAAP; provided, however, that notwithstanding U.S. GAAP, for purposes of calculating Working Capital based on the Reference Balance Sheet and the Closing Balance Sheet, the following adjustments shall be made: (i) any cash and cash equaivalents shall not be included, (ii) all intercompany balances shall not be included in ITI's accounts receivable, (iii) prepaid expenses relating to ITI's corporate name change shall not be included in ITI's prepaid expenses, (iv) the amount of the accrued liability reserve for the shutdown of the Kasota facility will be a credit amount of $251,043 on both the Reference Balance Sheet and the Closing Balance Sheet, (v) the amount of the current portion of the accrued liability reserve for excess capacity will be a credit amount of $331,185 on both the Reference Balance Sheet and the Closing Balance Sheet, (vi) the amount of the long-term portion of the accrued liability reserve for excess capacity will be a credit amount of $667,421 on both the Reference Balance Sheet and the Closing Balance Sheet, (vii) all intercompany payables shall be eliminated and (viii) any accruals for retention bonuses (including without limitation any such bonuses due employees or former employees of ITI pursuant to understandings or agreements with such individuals that were made in connection with Seller's acquisition of ITI) and change of control payments payable solely as a result of the consummation of the transactions contemplated hereby (or solely as a result of the consummation of the transactions contemplated hereby and the passage of time) shall not be included as a liability on the Reference Balance Sheet but shall be included as a liability on the Closing Balance Sheet.

        Section 1.02    Other Defined Terms.    The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term:	Section:
401(k) Plan Participants	Section 6.04
Base Purchase Price	Section 2.02
Benefit Plans	Section 3.16
Biologics	Section 8.02
Centerpulse	Preamble
Closing	Section 2.03
Closing Date	Section 2.03
Coating Applications	Section 8.02
Coating Disclosures	Section 8.02
Compensation Plan	Section 3.16
Competing Revenues	Section 5.07
Competitive Products	Section 5.07
Confidentiality Agreement	Section 5.02
Defined Benefit Pension Plan	Section 3.16
Designated Amount	Section 9.03
Diversified Company	Section 5.08
Eligible Diversified Company	Section 5.07
Employee Arrangements	Section 3.16
Final Tax Amount	Section 7.02
Foreign Seller Retirement Plan	Section 3.16
Government Antitrust Authority	Section 5.05
Independent Accounting Firm	Section 2.06
Insurance Evidence	Section 5.13
Inventory	Section 3.24
ITI	Recitals
ITI Employees	Section 3.16
ITI Financial Statements	Section 3.06
ITI Interim Financial Statement	Section 3.06
Leased Real Property	Section 3.15
Lehman	Section 3.18
Licensed Intellectual Property	Section 3.13
Losses	Section 9.02
Material Contracts	Section 3.14
Multiemployer Plan	Section 3.16
NLRB	Section 3.22
Non-Competition Period	Section 5.08
PBGC	Section 3.16
Pension Plan	Section 3.16
Plan	Section 3.16
Purchase Price	Section 2.02
Purchaser	Preamble
Purchaser Indemnified Party	Section 9.03

Purchaser Plan	Section 6.04
Purchaser Transition Services Agreement	Section 5.10
Purchaser's Accountants	Section 2.06
Purchaser's Threshold Amount	Section 9.02
Reference Balance Sheet	Section 2.06
Retention Bonuses	Recitals
Seller	Preamble
Seller Benefit Plans	Section 3.16
Seller 401(k) Plan	Section 6.04
Seller Indemnified Party	Section 9.02
Seller Transition Services Agreement	Section 5.10
Seller's Accountants	Section 2.06
Seller's Threshold Amount	Section 9.03
Shares	Recitals
Straddle Period Return	Section 7.02
Tax Items	Section 7.02
Tax Indemnified Party	Section 7.04
Tax Indemnifying Party	Section 7.04
Welfare Plan	Section 3.16

ARTICLE II

PURCHASE AND SALE

        Section 2.01    Purchase and Sale of the Shares.    Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver the Shares to Purchaser, free and clear of all Encumbrances, and Purchaser shall purchase the Shares.

        Section 2.02    Purchase Price.    The aggregate purchase price for the Shares shall be Ninety Five Million Dollars ($95,000,000) in cash (the "Base Purchase Price"), subject to adjustment as provided in Section 2.06 (the Base Purchase Price, as so adjusted, being the "Purchase Price").

        Section 2.03    Closing.    Upon the terms and subject to the conditions of this Agreement, the sale and purchase of the Shares shall take place at a closing (the "Closing") to be held at the offices of Oppenheimer Wolff & Donnelly LLP, 45 South Seventh Street, 33rd Floor, Minneapolis, Minnesota at 10:00 a.m. Minneapolis local time on the third Business Day following the satisfaction or waiver of all conditions to the obligations of the parties set forth in Article VIII, or at such other place or at such other time or on such other date as Seller and Purchaser may mutually agree upon (the day on which the Closing takes place being the "Closing Date").

        Section 2.04    Closing Deliveries by Seller.    At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

          (a)  certificates representing the Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank; and

          (b)  the certificates and other documents required to be delivered pursuant to Section 8.02.

        Section 2.05    Closing Deliveries by Purchaser.    At the Closing, Purchaser shall deliver or cause to be delivered to Seller:

          (a)  the Base Purchase Price by wire transfer of immediately available funds to the account or accounts designated in writing by Seller to Purchaser at least two Business Days prior to the Closing; and

          (b)  the certificates and other documents required to be delivered pursuant to Section 8.01.

        Section 2.06    Adjustment of Purchase Price.    The Purchase Price shall be subject to adjustment after the Closing as specified in this Section 2.06:

          (a)    Closing Balance Sheet.    As promptly as practicable, but in any event within 60 calendar days after the Closing Date, Seller shall deliver to Purchaser the Closing Balance Sheet, together with a report thereon of PricewaterhouseCoopers (the "Seller's Accountants"), stating that the Closing Balance Sheet was prepared in accordance with U.S. GAAP applied on a basis consistent with the preparation of the Reference Balance Sheet.

          (b)    Disputes.    (i) Subject to clause (ii) of this Section 2.06(b), the Closing Balance Sheet delivered by Seller to Purchaser shall be deemed to be, and shall be, final, binding and conclusive on the parties hereto.

            (ii)  Purchaser may dispute any amounts reflected on or omitted from the Closing Balance Sheet or any other matter involving either the Reference Balance Sheet or the Closing Balance Sheet, so long such dispute is a matter that may be addressed by the Independent Accounting Firm in accordance with the standards set forth below; provided, however, that Purchaser shall have notified Seller in writing of each disputed item, specifying the amount thereof in dispute and/or the nature of the dispute and setting forth, in reasonable detail, the basis for such dispute, within 20 Business Days of Seller's delivery of the Closing Balance Sheet to Purchaser; provided further, however, that Purchaser may only dispute matters relating to the Closing Balance Sheet if the nature and/or amounts of the disputed matters are such that if all disputed matters were resolved in Purchaser's favor, the Base Purchase Price under this Section 2.06 could be adjusted by at least $75,000. In the event of such a dispute, Seller's Accountants, together with Seller, and Ernst & Young LLP (the "Purchaser's Accountants"), together with Purchaser, shall attempt to reconcile their differences, and any resolution by them as to any disputes shall be final, binding and conclusive on the parties hereto. If the Persons named in the preceding sentence are unable to resolve any such dispute within 25 Business Days of Seller's receipt of Purchaser's notification of a dispute, Seller's Accountants and Purchaser's Accountants shall submit the items remaining in dispute or the nature of the dispute for resolution to an independent accounting firm of international reputation mutually acceptable to Seller and Purchaser (the "Independent Accounting Firm"), which shall, within 25 Business Days after such submission, determine and report to Seller and Purchaser upon such remaining disputed items, and such report shall be final, binding and conclusive on Seller and Purchaser. In resolving any such disputes, the Independent Accounting Firm shall use the following standards: (i) first, the definition of Working Capital set forth in this Agreement shall control, (ii) second, to the extent not inconsistent with clause (i), U.S. GAAP shall control, and (iii) third, to the extent not inconsistent with clauses (i) and (ii), the principles used to prepare the Reference Balance Sheet shall control. Any amounts payable pursuant to this Section 2.06 which are not in dispute shall be paid in accordance with paragraph (c) of this Section 2.06, notwithstanding that other amounts may remain in dispute. The fees and disbursements of the Independent Accounting Firm shall be allocated to Purchaser in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by Purchaser (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed items so submitted, and the balance shall be paid by Seller. In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of arbitrators.

          (c)    Base Purchase Price Adjustment.    The Closing Balance Sheet shall be deemed final for the purposes of this Section 2.06 upon the earlier of (i) the failure of Purchaser to notify Seller of a dispute within 20 Business Days of Seller's delivery of the Closing Balance Sheet to Purchaser or (ii) the resolution of all disputes pursuant to Section 2.06(b)(ii). Within three Business Days of the Closing Balance Sheet being deemed final, a Base Purchase Price adjustment shall be made as follows:

              (i)  in the event that the amount of Working Capital reflected on the Closing Balance Sheet is less than $(1,875,422), such amount being derived from ITI's balance sheet at June 28, 2002, as adjusted, a copy of which is attached hereto as Exhibit 2.06(c) (the "Reference Balance Sheet"), then the Base Purchase Price shall be adjusted downward in an amount equal to such shortfall, and Seller shall, within three Business Days of such determination, pay such amount to Purchaser by wire transfer in immediately available funds; and

            (ii)  in the event that the amount of Working Capital reflected on the Closing Balance Sheet exceeds $(1,875,422), then the Base Purchase Price shall be adjusted upward in an amount equal to the amount of such excess, and Purchaser shall, within three Business Days of such determination, pay the amount of such excess to the Person designated in writing by Seller by wire transfer in immediately available funds.

          (d)    Interest.    Any payment required to be made by Seller or Purchaser pursuant to Section 2.06(c) shall bear interest from the Closing Date through the date of payment at an interest rate equal to the London Interbank Offered Rate for three-month Eurodollar deposits in effect from time to time.

          (e)    Access.    Purchaser shall provide Seller and Seller's Accountants with reasonable access during normal business hours to the books, records, facilities and employees of ITI, and shall cooperate fully with Seller and Seller's Accountants, to the reasonable extent required by Seller and Seller's Accountants in order to prepare the Closing Balance Sheet.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

        Except as set forth in the correspondingly numbered section of the Disclosure Schedule (or in any other section of the Disclosure Schedule such that the applicability of such disclosure to the relevant representation and warranty in another section is obvious), Seller hereby represents and warrants to Purchaser that:

        Section 3.01    Incorporation and Authority of Seller.    Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Seller of this Agreement, the performance by Seller of its obligations hereunder, and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Purchaser) this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to general equitable principles and except as enforceability of this Agreement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application relating to creditor's rights.

        Section 3.02    Incorporation of ITI.    ITI is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Minnesota. ITI is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction in which the property owned, leased, or operated by it or the nature of its business makes such qualification necessary. Copies of ITI's Charter and Bylaws previously delivered to Purchaser were complete and accurate when delivered and remain complete and accurate in all respects. ITI has all requisite corporate power and authority to own or lease its properties and assets and to conduct its business as now conducted and presently proposed to be conducted.

        Section 3.03    Capital Stock of ITI; No Subsidiaries.

        (a)  The authorized capital stock of ITI consists of 1,000 shares of common stock, $0.01 par value per share, all of which are currently issued and outstanding.

        (b)  There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments obligating Seller or ITI to issue or sell any shares of capital stock of, or equity interests in ITI. The Shares constitute all of the issued and outstanding shares of capital stock of ITI and are owned of record and beneficially solely by Seller, free and clear of all Encumbrances. All of the Shares have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.

        (c)  ITI does not own of record or beneficially, directly or indirectly, any rights to acquire any capital stock or any other securities, interests or investments in any other Person other than investments which constitute cash or cash equivalents.

        Section 3.04    No Conflict.    Assuming that all consents, approvals, authorizations and other actions described in Section 3.05 have been obtained and all filings and notifications described in Section 3.05 have been made, and except as set forth in Section 3.05 of the Disclosure Schedule and except as may result from any facts or circumstances relating solely to Purchaser or an Affiliate thereof, the execution, delivery and performance of this Agreement by Seller do not and will not (i) violate or conflict with the Charter and Bylaws of Seller or ITI, (ii) conflict with or violate any Law or Governmental Order applicable to Seller or ITI, (iii) result in any breach of, result in the imposition of any fees or penalties under, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Material Contract, (iv) result in the creation of any Encumbrance on (x) the Shares or (y) the properties or assets of ITI or (v) result in the cancellation, modification, revocation or suspension of any license or permit held by ITI, except in any such case for any violations, conflicts, breaches, defaults, cancellations, modifications, revocations, suspensions, or other matters which would not have a Material Adverse Effect.

        Section 3.05    Consents and Approvals.    Except as set forth in Section 3.05 of the Disclosure Schedule, the execution, delivery and performance of this Agreement by Seller do not and will not require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority or any other Person, except (i) the notification requirements of the HSR Act and the requirements of any other applicable antitrust or merger control Laws, (ii) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by Seller of the transactions contemplated by this Agreement and would not have a Material Adverse Effect, and (iii) as may be necessary as a result of any facts or circumstances relating solely to Purchaser or any of its Affiliates.

        Section 3.06    Financial Information.    Set forth in Section 3.06 of the Disclosure Schedule is a true and complete copy of the unaudited balance sheet of ITI as of June 28, 2002 (the "ITI Interim

Financial Statement") and the related unaudited statements of income and cash flows for the six months then ended, and the unaudited balance sheet of ITI at December 31, 2001 and December 31, 2000 and the related statements of income and cash flows for ITI for each of the years then ended (collectively, the "ITI Financial Statements"). The ITI Interim Financial Statement and the ITI Financial Statements (i) were prepared in accordance with the books of account and other financial records of ITI and Seller, (ii) except as noted in Section 3.06 of the Disclosure Schedule, have been prepared in accordance with U.S. GAAP, (iii) are complete and correct in all material respects and fairly present the financial position of ITI as of the respective dates thereof and the results of operations (and income or loss) and changes in cash flow for the periods covered thereby, and (iv) can be legitimately reconciled with the financial statements and the financial records maintained and the accounting methods applied by ITI and Seller for federal income tax purposes.

        Section 3.07    Absence of Undisclosed Liabilities, Etc.    There are no liabilities or Indebtedness of ITI, known or unknown, absolute or contingent, except (a) liabilities disclosed in Section 3.07 of the Disclosure Schedule and which, to the extent required by U.S. GAAP, will be reflected or reserved against in the Closing Balance Sheet, (b) liabilities which will be reflected or reserved against in the Closing Balance Sheet, or (c) liabilities which individually or in the aggregate would not have a Material Adverse Effect. Except as shown in the ITI Interim Financial Statement or on Section 3.07 of the Disclosure Schedule, ITI is not directly or indirectly liable upon or with respect to (by discount, repurchase agreements or otherwise), or obliged in any other way to provide funds in respect of, or to guarantee or assume, any debt, obligation or dividend of any Person, except endorsements in the ordinary course of business in connection with the deposit, in banks or other financial institutions, of items for collection.

        Section 3.08    Absence of Certain Changes or Events.    Since December 31, 2001, the business of ITI has been conducted in the ordinary course consistent with past practice and there has not been: (i) any change in the condition and repair of the assets of ITI such that such condition and repair are inconsistent with the uses in which such assets are presently employed, ordinary wear and tear excepted; (ii) a failure to replenish inventories and supplies of ITI in the ordinary course of business consistent with past practice; (iii) a purchase commitment by ITI inconsistent with past practice or in excess of the normal, ordinary and usual requirements; (iv) any acquisition (by merger, consolidation or acquisition of stock or assets) by ITI of any Person or other business organization or division thereof; (v) any sale or transfer by ITI of any of its assets, other than sales of inventory in the ordinary course of business consistent with past practice and sales of other assets not in excess of $25,000 and in the ordinary course of business, (vi) any cancellation of any debt in excess of $50,000 owed to ITI or any claims of ITI or any waiver by ITI of any rights under any contract or agreement, (vii) any disposition or license by ITI of any patents, trademarks or copyrights or any patent, trademark or copyright applications or waiver by ITI of any rights with respect thereto, (viii) any grant by ITI of an increase in the compensation or benefits of its employees other than increases in accordance with past practice in an amount not exceeding 110% of the compensation paid to such employee in 2001 or entry by ITI into any employment or severance agreement or arrangement with any of them, (ix) any capital expenditure by ITI in excess of $50,000, (x) any material loss, damage, destruction or other casualty to or condemnation of the assets or properties of ITI (other than any for which insurance awards have been received or guaranteed), (xi) any loss of the employment, services or benefits of any key employee of ITI, (xii) any incurrence by ITI of any material obligation or liability (whether absolute, accrued, contingent or otherwise) except in the ordinary course of business consistent with past practice, (xiv) any Encumbrance placed upon any of ITI's assets, properties or rights, except Encumbrances for Taxes not yet due and payable and Encumbrances arising in the ordinary course of business that do not, individually or in the aggregate, interfere with the use, operation, enjoyment or marketability of any of its assets, properties or rights, (xv) a write down of the value of any inventory or write off as uncollectible of any of ITI's accounts receivable or any portion thereof not reflected in the ITI Interim Financial Statement, (xvi) any discontinuation in the sale of any products or product line or program of

ITI or (xvii) any event or occurrence which could reasonably be expected to have a Material Adverse Effect.

        Section 3.09    Litigation.    Except as set forth in Section 3.09 of the Disclosure Schedule, as of the date hereof and, solely with respect to the Specified Actions, as of the Closing Date, there are no Actions pending or, to the Knowledge of Seller, threatened against ITI. As of the date hereof, and, solely with respect to the Specified Actions, as of the Closing Date, there are no Actions pending or, to the Knowledge of Seller, threatened against Seller or any of Seller's Affiliates other than ITI or any of its Affiliates, including Centerpulse, involving, affecting or relating to ITI, the assets, properties or rights of ITI or the transactions contemplated by this Agreement or that could otherwise give rise to any liability on the part of ITI nor is there any reasonable basis known to Seller for any such Action. ITI is not subject to any outstanding Governmental Order which negatively affects in any material respect or might negatively affect in any material respect the business, assets, properties or rights of ITI.

        Section 3.10    Compliance with Laws; Certain Regulatory Matters.    (a) The business of ITI is being conducted in compliance with all Laws and Governmental Orders governing the manufacture, sale and distribution of medical products that are applicable to ITI (and the business of ITI is being conducted in all material respects in compliance with all other Laws and Governmental Orders applicable thereto), and neither Seller nor ITI has received any notice to the effect that the business of ITI is not in compliance with any applicable Law. Notwithstanding the foregoing, the representations and warranties in this Section 3.10 do not apply to licenses and permits, environmental matters, intellectual property rights, employee benefit matters and Taxes, which matters are covered exclusively in Section 3.11, Section 3.12, Section 3.13, Section 3.16 and Section 3.17, respectively.

        (b)  Neither Seller nor ITI has received any notice from the FDA or any other federal, state or foreign regulatory agency questioning its manufacturing practices or threatening to revoke or curtail any product clearance or approval, and neither Seller nor ITI is aware of any intent to deliver any such notice. Section 3.10(b) of the Disclosure Schedule contains a complete list of all products currently being developed by ITI, with an indication of which products require the approval of, premarket notification to, or listing with, the FDA or any other United States federal or state or foreign governmental agency or bureau under any existing law, regulation or policy, specifying the type of approval, premarket notification or listing required. None of the products identified (or required to be identified) on Section 3.10(b) of the Disclosure Schedule has been the subject of any voluntary or involuntary recall or, to the Knowledge of Seller, any governmental investigation other than routine inspections of ITI's facilities. All United States and international regulatory approvals or premarket notifications therefor are owned by and registered in the name of ITI and are in full force and effect. All documentation, correspondence, reports, data, analyses and certifications relating to or regarding any medical devices of ITI, filed with or delivered by or on behalf of ITI to any Governmental Authority were in all material respects true and accurate when so filed or delivered, and nothing has come to the attention of ITI or Seller that would cause ITI or Seller to reasonably conclude that such documentation, correspondence, reports, data, analyses and certifications do not remain true and correct.

        Section 3.11    Licenses and Permits.    ITI (i) currently holds all governmental licenses, permits and authorizations (the "Licenses and Permits") necessary for the current use, occupancy and operation of its business, and is in compliance with all material terms of such Licenses and Permits (other than such License or Permit the failure of which to obtain would not have a Material Adverse Effect, it being understood that any failure to obtain any required License or Permit from any Medical Product Regulatory Authority shall be deemed to have caused a Material Adverse Effect), and (ii) has made all required filings with, or notifications to, all Medical Product Regulatory Authorities pursuant to applicable requirements of all Laws applicable to ITI's business. Each such License and Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the knowledge of Seller and ITI, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such License and Permit invalid in any respect. The consummation of the transactions contemplated by this Agreement will not result in the termination or suspension of any License or Permit. Notwithstanding the foregoing, the representations and warranties in this Section 3.11 do not apply to environmental matters, intellectual property rights, employee benefit matters and Taxes, which matters are covered exclusively in Section 3.12, Section 3.13, Section 3.16 and Section 3.17, respectively.

        Section 3.12    Environmental Matters.    (a) ITI: (i) is not in violation of, and has not violated, any Environmental Law and has not received notice that any such violation exists, except for such violations that would not, when aggregated with other violations of Environmental Laws, result in ITI incurring aggregate expenses in excess of $50,000 as a result of such violation; (ii) ITI has not placed, deposited or released any Hazardous Substances upon or under any real property leased by ITI, except in compliance with Environmental Laws, except for such violations that would not, when aggregated with other violations of Environmental Laws, result in ITI incurring aggregate expenses in excess of $50,000 as a result of such violation; (iii) ITI has no liability for environmental clean-up, removal, remediation or damages and will have no liability for environmental clean-up, removal, remediation or damages relating to any act or omission that occurred prior to the Closing Date or any circumstances that existed as of the Closing Date; and (iv) ITI has not received notice from any Governmental Authority (other than notices that have been fully complied with or withdrawn) requiring the removal of any alleged Hazardous Substance, or advising of any pending or contemplated search or investigation of any real property owned or leased by or on behalf of ITI.

        (b)  ITI has been issued, and will maintain until the date of the Closing, all required federal, state and local permits, licenses, certificates and approvals with respect to its properties relating to (i) air emissions, (ii) discharges to surface water or groundwater, (iii) noise emissions, (iv) solid or liquid waste disposal, or (v) the use, generation, storage, transportation or disposal of Hazardous Substances.

        (c)  ITI has not disposed of, transported or arranged for the disposal or transportation of any Hazardous Substance at or to any facility with respect to which ITI will be liable for undertaking or paying for any environmental investigation or any other action to respond to the release or threatened release of any Hazardous Substance or will be required to pay natural resource damages. Seller has provided Purchaser with copies of all (i) notices, demands, claims or actions pursuant to any Environmental Law, and (ii) reports, data or other documentation in ITI's or Seller's possession or control related to all investigations, audits or assessments of environmental conditions at property owned, operated or leased by ITI and ITI's compliance with Environmental Law.

        Section 3.13    Intellectual Property Rights.    (a) Section 3.13(a) of the Disclosure Schedule sets forth a list of: (i) all patents, patent applications, trademark applications and trademark registrations owned by ITI; (ii) all patents, patent applications, trademark applications and trademark registrations licensed to ITI (the "Licensed Intellectual Property"); (iii) all licenses pursuant to which any Intellectual Property of ITI is licensed or sublicensed to a third party; and (iv) any intellectual property rights owned, licensed or otherwise subject to control of ITI as of February 1, 2001 which ITI has assigned, licensed or otherwise transferred to any Person other than ITI.

        (b)  Except as set forth on Schedule 3.13(b) of the Disclosure Schedule, the Owned Intellectual Property and the Licensed Intellectual Property constitute all of the Intellectual Property that ITI has used in the conduct of its business since February 1, 2001, currently uses in the conduct of its business and is necessary to the continued operation of the business of ITI in a manner consistent with the business of ITI as it is being operated on the date hereof, and to the Knowledge of Seller, the Owned Intellectual Property and the Licensed Intellectual Property constitute all of the Intellectual Property necessary to the future conduct of the business as contemplated by Seller and ITI as presented by Seller and ITI to Purchaser.

        (c)  Except as would not have a Material Adverse Effect and except as set forth in Section 3.13 of the Disclosure Schedule: (i) neither Seller nor ITI has received notice from any third party regarding any assertion or claim challenging the validity of any Intellectual Property used in ITI's business; (ii) neither Seller nor ITI has received notice from any third party regarding any assertion or claim of any actual or potential infringement by ITI of any intellectual property rights of any third party; (iii) to the Knowledge of Seller, no third party is engaging in any activity that infringes upon the Owned Intellectual Property or the Licensed Intellectual Property; and (iv) neither Seller nor ITI has received written notice from any third party calling patents to the attention of Seller or ITI regarding any products of ITI.

        (d)  All of the Owned Intellectual Property is owned free and clear of any Encumbrance other than Permitted Encumbrances. To the Knowledge of Seller, there are no claims by others adverse to such ownership, either in whole or in part, nor, to the Knowledge of Seller, is there any legitimate claim that could be raised in the future which challenges such ownership.

        (e)  All employees of ITI who develop Intellectual Property in connection with their employment with ITI have assigned all such Intellectual Property to ITI under valid and enforceable assignment agreements. ITI has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of its trade secrets and other confidential Intellectual Property. To the Knowledge of Seller, (i) no Person has misappropriated any material trade secrets or other material confidential Intellectual Property used by ITI; (ii) no employee, independent contractor or agent of ITI has misappropriated any trade secrets of any other Person in the course of such performance as an employee, independent contractor or agent; and (iii) no employee, independent contractor or agent of ITI is in material default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Intellectual Property that is used by ITI.

        (f)    The consummation of the transactions contemplated by this Agreement will not prohibit ITI from using any of the Owned Intellectual Property or Licensed Intellectual Property in a manner substantially similar to its current use by ITI in its business. In each case in which ITI has acquired from any person ownership of any Intellectual Property rights, except as to rights under which ITI has been granted a license, ITI has obtained a valid and enforceable assignment which is sufficient to irrevocably transfer all rights in such Intellectual Property to ITI, and ITI has recorded each such assignment with the relevant Governmental Authorities and patent offices.

        Section 3.14    Material Contracts.    (a) Section 3.14 of the Disclosure Schedule lists the following contracts, commitments and agreements to which ITI is a party or which constitutes part of the property or assets of ITI as of the date of this Agreement (the "Material Contracts"):

          (i)    any contract or agreement (excluding routine checking account overdraft agreements involving petty cash amounts) under which ITI has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness in excess of $100,000 to Persons or under which Seller or any of its Affiliates has granted a security interest or lien on any of the properties or assets of ITI, whether tangible or intangible, to secure such Indebtedness;

          (ii)  any lease of personal property to which ITI is a party or which constitutes property or an asset of ITI involving an annual expense in excess of $100,000 that is not cancelable within 90 calendar days;

          (iii)  any contract or agreement containing covenants limiting ITI's freedom to engage in any line of business or to compete with any Person;

          (iv)  all active contracts and agreements providing for Clinical Application Research Studies or research and development agreements;

          (v)  any contract or agreement granting to any Person any right to market, distribute or resell any product of ITI, or to represent ITI's business with respect to any such product, or act as agent for ITI in connection with the marketing, distribution or sale of any product of ITI's business, that, in any case, is not cancelable within 90 calendar days without ITI being obligated to pay any penalties or other fees upon a cancellation;

          (vi)  any contract or agreement between ITI and Seller or any of its Affiliates, (other than contracts and agreements relating to intercompany debt which will be paid off prior to the Closing);

          (vii) any contract or agreement establishing any joint venture, strategic alliance or other collaboration that is material to ITI's business;

          (viii)  any lease of real property to which ITI is a party;

          (ix)  any contract or agreement for the purchase or sale by ITI of products or services that, by its terms, calls for the payment or receipt by ITI of an amount in excess of $100,000 during 2002 or in excess of $200,000 over the term of such contract or agreement or under which ITI has actually paid or received in 2002 an amount in excess of $100,000, with an indication of which of such contracts or agreements is not cancelable within 90 calendar days without ITI being obligated to pay any penalties or other fees upon a cancellation;

          (x)  any sole source supply contract for the purchase of a raw material or a component that is otherwise not generally available and that is used in the manufacture of any of ITI's products, which products during the fiscal year ended December 31, 2001 had sales in excess of $100,000;

          (xi)  all contracts or agreements with any present or former officer, employee or consultant of ITI pursuant to which such officer, employee or consultant is currently entitled or expected to receive compensation or any other benefit;

          (xii)   all collective bargaining or other labor or union contracts or agreements, if any; and

          (xiii)  any other agreement, whether or not made in the ordinary course of business, which is material to ITI or the conduct of its business, or the absence of which could have a Material Adverse Effect.

        (b)  ITI is not, and to the Knowledge of Seller the other party(ies) thereto are not, in material breach or material violation of, or material default under, any of the Material Contracts. Each Material Contract is a valid agreement, arrangement or commitment of ITI enforceable against ITI in accordance with its terms and, assuming due authorization, execution and delivery by the other party(ies) thereto, is, and will not, as a result of the transactions contemplated hereby, cease to be, a valid agreement, arrangement or commitment of each other party thereto, enforceable in all material respects against each such party in accordance with its terms, subject to general equitable principles and except as enforceability of any Material Contract may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application relating to creditor's rights. Seller has made available to Purchaser true and complete copies of all Material Contracts.

        Section 3.15    Property.    ITI does not own any real property. Set forth in Section 3.15 of the Disclosure Schedule is a complete list of all real property leased by ITI ("Leased Real Property"). ITI has a valid leasehold interest in all Leased Real Property, free and clear of all Encumbrances other than Permitted Encumbrances. All Leased Real Property is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business consistent with past practice. ITI has not sold, assigned or transferred all or any part of its leasehold interests in the Leased Real Property. Neither ITI nor Seller has received any notice from any utility company or municipality of any fact or condition which could result in the discontinuation of presently available or otherwise necessary sewer, water, electric, gas, telephone or other utilities or services for any of the Leased Real

Property. The Leased Real Property, all improvements thereon and thereto, and the operations therein conducted conform to all applicable health, fire, insurance, environmental, safety, zoning and building laws, ordinances and administrative regulations, permits and other regulations (including, without limitation, the Americans with Disabilities Act) except for possible nonconforming uses or violations as would not have a Material Adverse Effect and neither Seller nor ITI has received any notice to the contrary. Except as set forth in Section 3.15 of the Disclosure Schedule, each Leased Real Property is occupied and used by ITI pursuant to and in conformity with a validly issued certificate of occupancy which currently remains in effect.

        Section 3.16    Benefit Plans and Employee Arrangements.

        (a)  Set forth in Section 3.16 of the Disclosure Schedule is a list of:

          (i)    each "employee benefit plan" (as defined in Section 3(3) of ERISA) for which ITI sponsors, maintains, contributes to, is required to contribute to or has or could have any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, or otherwise ("Benefit Plans"); and

          (ii)  each bonus plan, incentive plan, stock plan or any other current or deferred compensation (other than current salary or wages paid in the form of cash), separation, retention, severance, change-in-control, paid time off or similar agreement, arrangement or policy, or any individual employment, consulting or personal service agreement (other than a Benefit Plan) established, maintained or contributed to by ITI or under which ITI is a party or ITI currently has or could have any obligation or any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent or otherwise ("Employee Arrangements").

        (b)  With respect to each Benefit Plan and Employee Arrangement, Seller has delivered to Purchaser true and complete copies of the following, if applicable: (i) the most recent summary plan description for each Benefit Plan for which a summary plan description is required (including any summary of material modifications or any summaries communicated to participants), currently in effect with respect to each Benefit Plan or Employee Arrangement, (ii) such Benefit Plan or Employee Arrangement, and each trust agreement or other agreements or contracts evidencing any funding vehicle with respect to any Benefit Plan or Employee Arrangement; (iii) the three most recent annual reports (Form 5500) filed with the IRS; and (iv) the most recent determination letter issued by the IRS with respect to any Benefit Plan intended to be qualified under Section 401(a) of the Code.

        (c)  Each Benefit Plan and Employee Arrangement has been operated and administered in compliance with its terms, ERISA, the Code and any other applicable Law. All contributions and all payments required to have been made under any Benefit Plan or Employee Arrangement have been timely and properly made. ITI has made adequate provisions for reserves or accruals in accordance with generally accepted accounting principles to meet contribution, benefit or funding obligations arising under applicable law or the terms of any Benefit Plan or Employee Arrangement or related agreement. There will be no change on or before Closing Date to the terms of any Benefit Plan or Employee Arrangement or any documents with respect thereto which will result in an increase in the benefit liabilities of ITI under such Benefit Plan or Employee Arrangement, except as may be required by law.

        (d)  Each Benefit Plan that is operated as a plan that is qualified under the provisions of Section 401(a) of the Code satisfies in form and operation all applicable qualification requirements, except as would not have a Material Adverse Effect.

        (e)  ITI does not have any liability or obligation, whether known or unknown, direct or indirect, fixed or contingent or otherwise, with respect to (i) any "multiemployer plan" described in Sections 3(37) or 4001(a)(3) of ERISA; (ii) any defined benefit plan described in Section 3(35) of ERISA; or (iii) any pension plan subject to the requirements of Title IV of the ERISA or Section 412 of the

Code, in each case with respect to any such plan that is or has been maintained, contributed to or sponsored by ITI, the Seller or any Affiliated Organization.

        (f)    ITI does not maintain, contribute to or has or could have any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, or otherwise, to provide medical, health, life or other welfare benefits for present or future terminated employees or their spouses or dependents, other than as required by Part 6 of Subtitle B of Title I of ERISA or any comparable state law.

        (g)  There are no facts or circumstances which could, directly or indirectly, subject ITI to any (i) excise tax or other liability under Chapters 43, 46 or 47 of the Code, (ii) penalty, tax or other liability under Chapter 68 of Subtitle F of the Code or (iii) any civil penalty, damages or other liabilities arising under Section 502 of ERISA.

        (h)  There are no pending or, to the Knowledge of the Seller, threatened audits, investigations, claims, suits, grievances or other proceedings and there are no facts that could give rise thereto, involving, directly or indirectly, any Benefit Plan or Employee Arrangement, or any rights or benefits thereunder, other than the ordinary and usual claims for benefits by participants, dependents or beneficiaries.

        (i)    Except to the extent disclosed in Section 3.16(i) of the Disclosure Schedule, the transactions contemplated herein do not result in any payment (whether of severance pay or otherwise), forgiveness of debt, distribution, increase in benefits, obligation to fund, or the acceleration of accrual, vesting, funding or payment of any contribution or benefit under any Benefit Plan or Employee Arrangement.

        (j)    Except to the extent specifically disclosed in Section 3.16(j) of the Disclosure Schedule, no amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer, or director of ITI who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Benefit Plan or Employee Arrangement currently in effect would be an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code).

        Section 3.17    Taxes.    (a) (i) ITI or Seller has timely filed or will have timely filed Tax Returns relating to ITI for any taxable period ending on or before the Closing Date, taking into account any extension of time to file granted thereto; (ii) with respect to non-Income Taxes, except for such Taxes for which provision has been made on the Closing Balance Sheet, all such Taxes relating to ITI for all taxable periods or portions thereof ending on or before the Closing Date (whether or not shown to be payable on such Tax Returns) have been or will be paid, and (iii) except for Taxes for which provision has been made on the Closing Balance Sheet, all Taxes relating to ITI required to be paid on or before the Closing Date (whether or not shown to be payable on such Tax Returns) have been or will be paid.

        (b)  (i) There is no claim or assessment pending against ITI or Seller for any alleged deficiency in Taxes relating to ITI or for Taxes for which ITI may be held liable (including under Treasury Regulation § 1.1502-6 or analogous state or foreign provisions), and Seller has not been notified in writing of any audit or investigation with respect to any liability for Taxes for which ITI may be liable; and (ii) there are no agreements in effect to extend the period of limitations for the assessment or collection of any Tax relating to ITI.

        (c)  Except as described in Section 5.14, there are no liens for Taxes (other than for current Taxes not yet due and payable) on any assets of ITI.

        (d)  ITI has withheld and paid all Taxes required to have been withheld and paid (including, without limitation, withholding of Taxes under Sections 1441 and 1442 of the Code) in connection with amounts paid or owing to any employee, foreign person, creditor or independent contractor and has not failed to treat as "employees" any individual providing services to ITI who would be classified as an "employee" under the applicable rules and regulations of any Taxing Authority with respect to such classification.

        (e)  ITI (i) has not agreed to make, nor is ITI required to make, any adjustment under Section 481 of the Code by reason of a change in accounting method and (ii) is not a "consenting corporation" within the meaning of Section 341(f)(1) of the Code.

        (f)    ITI is not involved in, subject to, or a party to any joint venture, partnership, contract or other arrangement that is treated as a "partnership" for federal, state, local or foreign income Tax purposes.

        (g)  ITI has not made any payments, is not obligated to make any payments, or is not a party to any contract that requires it to make or give rise to any payments that are not deductible as a result of the provisions set forth in Section 280G of the Code or the Treasury Regulations thereunder or that would result in an excise tax to the recipient of any such payment under Section 4999 of the Code.

        (h)  ITI is not nor has it ever been a United States real property holding corporation within the meaning of Section 897(c)(1)(A)(ii) of the Code. Seller is a "United States person" within the meaning of Code Section 7701(a)(30).

        (i)    ITI is not a party to or bound by any obligations under any tax sharing, tax allocation, tax indemnity or similar agreement or arrangement. ITI has never been either a "distributing" or "controlled" corporation (as such terms are defined in Section 355(a)(1) of the Code) in a transaction structured to qualify as a tax-free distribution under Section 355 of the Code.

        (j)    No claim, notice or inquiry has been made in writing by any Tax Authority in a jurisdiction where ITI, or any Person on its behalf, does not currently file a Tax Return that it may be subject to Tax by such jurisdiction.

        (k)  No property of ITI is "tax-exempt use property" within the meaning of Section 168(h) of the Code.

        (l)    ITI is not party to any lease made pursuant to former Section 168(f)(8) of the Internal Revenue Code of 1954;

        Section 3.18    Brokers.    Except for Lehman Brothers ("Lehman"), no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or ITI. Seller is solely responsible for the fees and expenses of Lehman.

        Section 3.19    Insurance.

        (a)  Section 3.19 of the Disclosure Schedule lists the fidelity bonds and the aggregate coverage amount and type and generally applicable deductibles of all policies of title, liability, fire, casualty, business interruption, workers' compensation and other forms of insurance insuring ITI and its assets, properties and operations. Seller has furnished to Purchaser a true, complete and accurate copy of all such policies and bonds. All such policies and bonds are in full force and effect, underwritten by financially sound and reputable insurers, and are sufficient for all applicable requirements of law and will continue in full force and effect through the Closing and the consummation of the transactions contemplated hereby shall not give rise to any right of any insurer under such policies and bonds to deny coverage thereunder. Neither ITI nor any of its Affiliates, including Seller and Centerpulse, is in default under any provisions of any such policy of insurance nor has ITI or any of its Affiliates, including Seller and Centerpulse, received notice of cancellation of any such insurance. There is no claim by ITI pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

        (b)  ITI presently has commercial general liability insurance coverage, which includes products liability insurance coverage, which is presently in full force and effect as to each policy period from the time ITI was formed as an entity up through and including the Closing Date. ITI's commercial general liability insurance coverage consists of written insurance policies underwritten by insurers who are, as of the date hereof, financially sound and reputable, with each such policy having an annual aggregate limit of at least $5 million and each such policy will, by its terms and without further premiums being paid, provide for such coverage for all times after the Closing. No specific policy with respect ITI's commercial general liability insurance coverage has any claim against it, except as otherwise disclosed on Section 3.19(b) of the Disclosure Schedule. Seller has delivered, or will deliver no later than five (5) business days after the date hereof, to Purchaser all insurance policies under which ITI is a named insured or is otherwise an insured, even if Seller is likewise an insured under any such policy and ITI is not a specifically named insured. Seller has not taken and will not take any action at any point in time, including after the Closing Date, to alter, impede or otherwise modify ITI's status as an insured with respect to any insurance policies presently in effect; provided, however, that Seller may take actions which may cause ITI not to accrue additional rights under insurance policies after the Closing Date. With respect to the commercial general liability policies presently covering ITI, Seller is not aware of any facts, circumstances, insurance policy provision, or insurance policy condition (1) that would prevent ITI from continuing to be an insured presently and up through, including and after the Closing Date or (2) that would otherwise alter ITI's status as an insured under any insurance policies presently in effect.

        Section 3.20    Transactions with Directors, Officers and Affiliates.    Except as set forth in Section 3.20 of the Disclosure Schedule, ITI is not a party to any agreement or arrangement with any of the directors, officers or shareholders of ITI or any of its Affiliates or any family member of any of the foregoing under which it: (i) leases any real or personal property (either to or from such Person), (ii) licenses technology (either to or from such Person), (iii) is obligated to purchase any tangible or intangible asset from or sell such asset to such Person, (iv) purchases products or services from such Person, (v) pays or receives commissions, rebates or other payments from such Person or (vi) provides or receives any other material benefit, other than the payment of salaries and provision of employee benefits in connection with the employment or engagement of such individuals. ITI does not employ as an employee or engage as a consultant any family member of any of the directors, officers or shareholders of ITI or any of its Affiliates. Except as a shareholder of ITI, no Affiliate of ITI owns or has any rights in or to any of the assets, properties or rights used by ITI in the ordinary course of its business.

        Section 3.21    Change in Ownership.    To the Knowledge of Seller, the consummation of the transactions contemplated by this Agreement will not result in any material adverse change in the business of ITI or in the loss of the benefits of any material relationship with any supplier.

        Section 3.22    Labor Matters.

        (a)  ITI is not a party to any collective bargaining agreement or other labor union contract applicable to employees of ITI nor does ITI or Seller know of any activities and proceedings of any labor union to organize any such employees.

        (b)  (i) ITI is in compliance with all applicable Laws relating to employment and employment practices, wages, hours, and terms and conditions of employment, except for such violations that would not, when aggregated with other violations of such Laws, result in ITI incurring aggregate expenses in excess of $50,000 as a result of such violation; (ii) there is no unfair labor practice charge or complaint pending before the National Labor Relations Board ("NLRB") relating to ITI; (iii) there is no labor strike, material slowdown or material work stoppage or lockout pending or, to the Knowledge of Seller, threatened against or affecting ITI, and ITI has not experienced any strike, material slowdown or material work stoppage, lockout or other collective labor action by or with respect to employees of ITI since January 1, 1999; (iv) there is no representation claim or petition pending before the NLRB or any similar foreign agency and no question concerning representation exists relating to the employees of ITI; (v) there are no charges with respect to or relating to ITI pending before the Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices; (vi) neither ITI nor Seller has received notice from any national, state, local or foreign agency responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of ITI and no such investigation is in progress and (vii) there are no controversies pending, or to the Knowledge of Seller, threatened, between ITI and any of its employees or former employees, which controversies could have a Material Adverse Effect.

        (c)  Attached to Section 3.22 of the Disclosure Schedule is a complete and accurate list of the name, position, starting employment date, current annual salary and bonus and commissions earned through July 31, 2002 of each current employee of ITI.

        Section 3.23    Assets of ITI.

        (a)  Except as set forth in Section 3.23 of the Disclosure Schedule, the assets, properties and rights of ITI constitute all of the assets and rights which are used in the operations of ITI and which are reasonably necessary or required for the conduct of the business of ITI as currently conducted or presently proposed to be conducted. There are no defects in such assets or other conditions relating to such assets which materially and adversely affect the operation or value of such assets. All of the material tangible assets owned by ITI are in good condition and repair, ordinary wear and tear excepted, and are useable in the ordinary course of business consistent with past practice. There are no material assets, properties, rights or interests of any kind or nature that ITI has been using, holding or operating in its business or that was reflected in the ITI Interim Financial Statement that will not be used, held or owned by ITI immediately following the Closing.

        (b)  ITI has good and marketable title, free and clear of any Encumbrances (other than Permitted Encumbrances) or a valid leasehold interest under enforceable leases in, all of the assets, properties and rights of ITI.

        Section 3.24    Inventories.

        (a)  All inventories, including without limitation costs incurred in connection with raw materials, work-in-process and finished goods, reflected in the ITI Interim Financial Statement are valued at the lower of cost or market. Except to the extent reflected in a reserve on the Closing Balance Sheet, all inventory of ITI (the "Inventory"): (i) is of a quality and quantity usable in the ordinary course of the business of ITI, and the present quantities of Inventory of ITI are reasonable in light of ITI's historical operations; and (ii) with respect to Inventory which is finished goods Inventory ready for shipment, the delivery and sale of such finished goods Inventory will meet in the aggregate the stricter of industry or ITI's specifications applicable to such Inventory.

        (b)  The Inventory of ITI which consists of work-in-process is being completed on schedule and there are no forfeitures, chargebacks or penalties which have been or will be incurred due to the failure of ITI to complete the work-in-process in a timely manner.

        Section 3.25    Receivables and Payables.

        (a)  ITI has good right, title and interest in and to all its accounts and notes receivable and trade notes and trade accounts reflected in the ITI Interim Financial Statement and those acquired and generated since the date of the ITI Interim Financial Statement (except for those paid since the date of the ITI Interim Financial Statement), except for Permitted Encumbrances. All of such accounts and notes receivable, trade notes and trade accounts constitute valid and enforceable claims of ITI arising from bona fide transactions in the ordinary course of business, and as of the date hereof there are no claims, refusals to pay or other rights of set-off against any thereof, and as of the date hereof none of such accounts and notes receivable, trade notes and trade accounts are more than ninety (90) days past due; provided, however, that to the extent this representation is not true as of the Closing Date appropriate reserves will be made on the books and records of ITI to the extent consistent with the past practices of ITI in effect since January 1, 2002.

        (b)  All accounts payable and notes payable by ITI arose in connection with bona fide transactions in the ordinary course of business and no such account payable or note payable is delinquent by more than ninety (90) days in its payment.

        Section 3.26    Products and Warranties.    (a) Except for obligations to repair or replace any product pursuant to express written warranties given by ITI in the ordinary course of business and the forms of which are attached to Section 3.26 of the Disclosure Schedule and except for warranties from third party manufacturers which are passed through to customers and for which ITI could not have any liability and except to the extent of any reserves therefor that will be included in the Closing Balance Sheet: (i) each product or service sold, leased, delivered or rendered by ITI prior to the Closing Date, was at the time of sale or service, as applicable, in conformity in all material respects with all applicable contractual commitments and all applicable express and implied by Law warranties, and meets or exceeds in all material respects the standards required by all Laws and (ii) no product or service sold, leased, delivered or rendered by ITI on or prior to the Closing Date is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale or lease or service and any express warranties attached to Section 3.26 of the Disclosure Schedule.

        (b)  Other than warranty claims for which reserves will be included in the Closing Balance Sheet in amounts which are adequate to cover all future warranty expenses and liability for any product sold by ITI prior to the Closing Date or service previously provided by ITI prior to the Closing Date, ITI could not have any liability for any such products or services including without limitation any liability or obligation arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product sold, leased, or delivered or service provided by ITI.

        Section 3.27    Illegal or Unauthorized Payments; Political Contributions.    Neither ITI nor, to the Knowledge of Seller, any of the officers, directors, employees, agents or other representatives of ITI has, directly or indirectly, made or authorized any payment, contribution or gift of money, property, or services, whether or not in contravention of applicable law, (a) as a kickback or bribe to any Person or (b) to any political organization, or the holder of or any aspirant to any elective or appointive public office except for personal political contributions not involving the direct or indirect use of funds of ITI.

        Section 3.28    Estimates, Projections and Forecasts.    All estimates, projections and other forecasts, plans and budget information that has been previously provided to Purchaser or its representatives by Seller or its representatives were prepared in good faith and all of such estimates, projections and other forecasts, plans and budget information continue to represent Seller's good faith belief as to the matters covered thereby.

        Section 3.29    No Implied Representations and Warranties.    Neither Seller nor ITI is making any representation or warranty whatsoever, express or implied, except those representations and warranties of Seller or ITI explicitly set forth in this Agreement or any certificate contemplated hereby and delivered to Purchaser in connection herewith.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

        Purchaser hereby represents and warrants to Seller that:

        Section 4.01    Incorporation and Authority of Purchaser.    Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its obligations hereunder and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser, and (assuming due authorization, execution and delivery by Seller and Centerpulse) this Agreement constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to general equitable principles and except as enforceability of this Agreement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application relating to creditor's rights.

        Section 4.02    No Conflict.    Assuming that all consents, approvals, authorizations and other actions described in Section 4.03 have been obtained and all filings and notifications described in Section 4.03 have been made, and except as may result from any facts or circumstances relating solely to Seller or ITI, the execution, delivery and performance by Purchaser of this Agreement do not and will not (i) violate or conflict with the Charter or Bylaws of Purchaser, (ii) conflict with or violate any Law or Governmental Order applicable to Purchaser or (iii) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument to which Purchaser or any of its subsidiaries is a party or by which any of their assets or properties is bound, except in any such case for any violations, conflicts, breaches, defaults or other matters that would not prevent or materially delay the consummation by Purchaser of the transactions contemplated hereby.

        Section 4.03    Consents and Approvals.    The execution, delivery and performance by Purchaser of this Agreement do not and will not require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority, except (i) the notification requirements of the HSR Act and the requirements of any applicable non-United States antitrust or merger control Laws, (ii) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by Purchaser of the transactions contemplated by this Agreement and (iii) as may be necessary as a result of any facts or circumstances relating solely to Seller or ITI.

        Section 4.04    Litigation.    There are no Actions pending or, to the knowledge of Purchaser, threatened against Purchaser that are reasonably likely to prevent or materially delay the consummation by Purchaser of the transactions contemplated by this Agreement.

        Section 4.05    Investment Purpose.    Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof.

        Section 4.06    Financing.    Purchaser, as of the Closing Date, will have sufficient funds to consummate the transactions contemplated hereby, including, without limitation, payment of the Purchase Price.

        Section 4.07    Brokers.    No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

ARTICLE V

ADDITIONAL AGREEMENTS

        Section 5.01    Conduct of Business Prior to the Closing.    Seller covenants and agrees that, between the date of this Agreement and the Closing Date, except as set forth in Section 5.01 of the Disclosure Schedule or as contemplated by any other provision of this Agreement, unless Purchaser shall otherwise agree in writing:

          (a)  Seller shall cause ITI to conduct its business in the ordinary course in a manner substantially consistent with past practice and to use all reasonable efforts to preserve its business substantially intact and to preserve ITI's current relationships with its customers, suppliers and other Persons with which it has significant business relationships; provided, however, that no action by ITI with respect to matters specifically addressed by any provision of Section 5.01(b) shall be deemed a breach of this Section 5.01(a) unless such action would constitute a breach of any such provision of Section 5.01(b);

          (b)  Seller shall not cause, and shall not permit, ITI to:

              (i)  amend ITI's Charter or Bylaws or permit ITI to merge or consolidate, or obligate itself to do so, with or into any other entity;

            (ii)  issue or sell any shares of capital stock of, or other equity interests in ITI or securities convertible into or exchangeable for such shares or equity interests or permit the sale or transfer of any of ITI's property or assets, except for sales of inventory in the ordinary course of business consistent in all material respects with past practice and sales of other assets not in excess of $25,000 in the aggregate;

            (iii)  declare, set aside, make or pay any dividend or other distribution, payable in stock, property or otherwise (other than in cash), with respect to any capital stock of ITI;

            (iv)  establish or increase any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan for the benefit of any employee of ITI, or otherwise increase the compensation payable or to become payable to any officers of ITI or key ITI employees, except as may be required by Law or by existing contractual arrangements; provided, however, that any such establishment or increase that will not, when aggregated with all other such establishments or increases that occur after the date hereof and before the Closing, result in ITI or Purchaser incurring expenses in excess of $50,000 shall be permitted;

            (v)  enter into any employment or severance agreement with any ITI employees, adopt or enter into any collective bargaining agreement covering ITI employees, except as may be required by Law or by a Material Contract;

            (vi)  acquire (including, without limitation, by merger, consolidation or acquisition of stock or assets) any corporation, partnership, limited liability company or other entity;

          (vii)  assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances, except in the ordinary course of business consistent in all material respects with past practice in an amount of less than $50,000;

          (viii)  make a purchase commitment inconsistent with past practice or in excess of the normal, ordinary and usual requirements and in any event greater than $50,000 in the aggregate, except that ITI may submit any change purchase orders to EuroFlex Schuessler

    GmbH, provided that such orders do not increase the aggregate amount due to EuroFlex Schuessler GmbH as of the date hereof;

            (ix)  make any change in any method of accounting or accounting practice or policy used by ITI other than changes that are required by U.S. GAAP;

            (x)  incur any Indebtedness in excess of $50,000 in the aggregate;

            (xi)  enter into any transaction other than in the ordinary course of business consistent with past practice;

          (xii)  fail to keep in full force and effect insurance comparable in amount and scope to coverage maintained on the date hereof;

          (xiii)  make, change or revoke any election or method of accounting with respect to Taxes directly relating to ITI;

          (xiv)  enter into any closing or other agreement or settlement to which ITI is a party;

          (xv)  enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 5.01(b);

          (xvi)  subject any of the assets, properties or rights of ITI, or any part thereof, to any Encumbrance or suffer such to exist, other than such Encumbrance as may arise in the ordinary course of business consistent with past practice or any Encumbrance which is discharged at or prior to Closing;

        (xvii)  make or commit to make any capital expenditure in excess of $50,000;

        (xviii)  settle, release or forgive any claim or litigation involving, affecting or relating to ITI, the assets, properties or rights of ITI or the transactions contemplated by this Agreement or waive any right related thereto, other than any forgiveness or settlement of any trade claims not in excess of $25,000 and so long as ITI is not required to make any admission of liability;

          (xix)  make, enter into, modify in any material respect, amend in any material respect or terminate any Material Contract;

          (xx)  acquire any assets, raw materials or properties, or enter into any other transaction, other than in the ordinary course of business consistent with past practice; or

          (xxi)  take any other action that would cause any of the representations and warranties made by Seller in this Agreement not to remain true and correct.

        Section 5.02    Investigation; Confidentiality.    (a) Without in any way limiting or qualifying the representations, warranties and covenants made by Seller herein, Purchaser acknowledges and agrees that it (i) has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, ITI and (ii) has had independent legal, financial and technical advice relating to ITI and the terms of this Agreement and the documents to be executed pursuant hereto.

        (b)  The terms of the letter agreement dated as of June 21, 2002 (the "Confidentiality Agreement") between Lehman, as agent for Seller, and Purchaser are incorporated by reference herein and shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement and the obligations of Purchaser thereunder shall terminate; provided, however, that the Confidentiality Agreement shall not terminate with respect to that portion of the Evaluation Material (as defined in the Confidentiality Agreement) that is described on Exhibit 5.02(b) hereto. If this Agreement, is, for any reason, terminated prior to the Closing Date, the Confidentiality Agreement shall continue in full force and effect thereafter in accordance with its terms.

        (c)  Following the Closing, Seller agrees to, and will cause its agents, representatives, Affiliates, employees, officers and directors to, (i) treat and hold as confidential (and not disclose or provide access to any Person), in a manner consistent with its practices prior to the date hereof, all information concerning ITI that was previously treated by Seller and its Affiliates as confidential, (ii) in the event that Seller or any such agent, representative, Affiliate, employee, officer or director becomes compelled by Law (including any requirement of the New York Stock Exchange or the Swiss Exchange) to disclose any such information, provide Purchaser with prompt written notice of such requirement so that Purchaser may seek a protective order or other remedy or waive compliance with this Section 5.02(b), and (iii) in the event that such protective order or other remedy is not obtained or is not available, or Purchaser waives compliance with this Section 5.02(b), furnish only that portion of such confidential information that is legally required to be provided and use all reasonable efforts to obtain assurances that confidential treatment will be accorded such information; provided, however, that this sentence shall not apply to any information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Section 5.02(b) by Seller, its agents, representatives, Affiliates, employees, officers or directors.

        Section 5.03    Access to Information.    (a) From the date hereof until the Closing Date, upon reasonable notice, Seller shall, and shall cause ITI and each of their respective officers, directors, employees, auditors and agents to, (i) afford the officers, employees and authorized agents and representatives of Purchaser reasonable access, during normal business hours, to the offices, properties, books and records of ITI; and (ii) furnish to the officers, employees and authorized agents and representatives of Purchaser such additional financial and operating data and other information regarding ITI as Purchaser may from time to time reasonably request; provided, however, that such investigation shall not unreasonably interfere with any of the businesses or operations of Seller or any of its Affiliates.

        (b)  In order to facilitate the resolution of any claims made by or against or incurred by Seller or any Affiliate or for which Seller or any of its Affiliates remains liable other than any claims made by Purchaser or ITI or claims made against Purchaser or ITI by Seller or its Affiliates and in order to exchange information pursuant to Section 7.05, Purchaser shall after the Closing Date, upon reasonable notice, (i) afford the officers, employees and authorized agents and representatives of Seller reasonable access, during normal business hours, to the offices, properties, books and records of Purchaser concerning ITI; (ii) furnish to the officers, employees and authorized agents and representatives of Seller such additional financial and other information regarding ITI as Seller or such officers, employees and authorized agents and representatives may from time to time reasonably request; and (iii) make available to Seller the employees of Purchaser in respect of ITI whose assistance, testimony or presence is necessary to assist Seller in evaluating any such claims and in defending such claims, including the presence of such persons as witnesses in hearings or trials for such purposes; provided, however, that such investigation shall not unreasonably interfere with the business or operations of Purchaser or any of its Affiliates.

        (c)  Notwithstanding the foregoing, Seller shall not be required, prior to the Closing Date, to disclose, or cause the disclosure of, to the officers, employees or authorized agents or representatives of Purchaser (or provide access to any offices, properties, books or records of Seller or any of its Affiliates that could result in the disclosure to such persons or others of) any confidential information relating to pricing and marketing plans, to the extent that Seller reasonably believes on the basis of consultation with legal counsel that disclosure of such information would create a significant risk of a violation of any antitrust or competition Law, nor shall Seller be required to permit or cause others to permit the officers, employees or authorized agents or representatives of Purchaser to copy or remove from the offices or properties of Seller or any of its Affiliates any documents, drawings or other materials that might reveal any such confidential information.

        Section 5.04    Books and Records.    (a) Except as otherwise provided in Article VII, Purchaser agrees that it shall preserve and keep all books and records in respect of ITI in Purchaser's possession for a period of at least six years from the Closing Date.

        (b)  If, in order properly to prepare documents required to be filed with Governmental Authorities or its financial statements or required under any applicable Law, it is necessary that either party hereto (or any of their respective Affiliates) or any successors be furnished with additional information relating to ITI and such information is in the possession of the other party hereto or any of its Affiliates, such party agrees to use its commercially reasonable efforts to furnish such information to such other party as soon as reasonably practicable, at the cost and expense of the party being furnished such information.

        Section 5.05    Satisfaction of Conditions Precedent; Regulatory and Other Authorizations; Notices and Consents.    (a) Seller and Purchaser shall use all reasonable efforts to cause the satisfaction of the conditions precedent contained in Article VIII. Each party hereto shall use all reasonable efforts to obtain all authorizations, consents, orders and approvals of all Governmental Authorities that may be or become necessary for its and its Affiliates' execution and delivery of, and the performance of their obligations pursuant to, this Agreement and shall cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals. Each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, and in any event within ten Business Days of the date hereof, and to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act. The parties hereto acknowledge that time shall be of the essence in this Agreement and agree not to take any action or omit to take any action that will have the effect of unreasonably delaying, impairing or impeding the receipt of any required authorizations, consents, orders or approvals.

        (b)  Without limiting the generality of Purchaser's and Seller's undertakings pursuant to Section 5.05(a), Purchaser and Seller shall each:

            (i)  use its commercially reasonable efforts to eliminate any concerns on the part of any Governmental Authority with jurisdiction over the enforcement of any applicable antitrust laws, anti-competition or similar laws ("Government Antitrust Authority") regarding the legality under any antitrust Law, anti-competition or similar Law of Purchaser's acquisition of ITI;

          (ii)  use its commercially reasonable efforts to prevent the entry in a judicial or administrative proceeding brought under any antitrust Law, anti-competition or similar Law by any Government Antitrust Authority or any other party of any permanent or preliminary injunction or other Governmental Order that would make consummation of the acquisition of ITI in accordance with the terms of this Agreement unlawful or that would prevent or delay such consummation;

          (iii)  use its commercially reasonable efforts to, in the event that such an injunction or order has been issued in such a proceeding, vacate, modify or suspend such injunction or order so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement; and

          (iv)  use its commercially reasonable efforts to avoid or eliminate each and every impediment under any antitrust Law that may be asserted by any Government Antitrust Authority or any other party to the consummation of the acquisition of ITI by Purchaser in accordance with the terms of this Agreement.

        (c)  Nothing in this Section 5.05 shall require any of the parties hereto, or any of their Affiliates, to make arrangements for, or to effect, (i) the cessation, sale or other disposition of particular assets or categories of assets or businesses or (ii) license any asset (including any Intellectual Property Right).

        (d)  Seller shall give promptly such notices to third parties and use reasonable efforts to obtain such third party consents (not including the consents of any Governmental Authorities) as may be necessary in connection with the transactions contemplated by this Agreement; provided that Seller and its Affiliates shall not be required to make any payment to any such Person to induce such Person to grant such consent or waiver.

        Section 5.06    Notification to Governmental Authorities.    Purchaser shall, as promptly as practicable after the Closing, and in any event not later than the earlier of (i) 60 calendar days after the Closing Date and (ii) the expiration date of the applicable notification period, notify each Governmental Authority which requires such notification and (x) which is responsible for the regulatory supervision and administration of ITI or (y) which otherwise requires notification of the transactions contemplated by this Agreement, all of which such Governmental Authorities Seller has listed on Schedule 5.06 attached hereto.

        Section 5.07    Non-Competition.    For a period of five years after the Closing Date (the "Non-Competition Period"), except as otherwise permitted by ITI in writing and except for the sale by Centerpulse or a Person controlled, directly or indirectly, by Centerpulse of items manufactured by ITI for time periods prior to the time, if ever, until ITI instructs Centerpulse in writing to cease such sales efforts, neither Centerpulse nor any Person controlled, directly or indirectly, by Centerpulse will (A) manufacture, sell or distribute any product that competes directly or indirectly with any products that are manufactured, sold or distributed as part of ITI's business on the Closing Date or which are being designed and/or are under development on the Closing Date or which ITI worked on the design and/or development of at any time prior to the Closing Date (such products, the "Competitive Products") or (B) manufacture, use, distribute or sell, or have manufactured, sold or distributed, any drug coated device which is deployed through a body orifice or percutaneously by accessing a luminal space (such as a blood vessel) in a body with a puncture or small incision through which a catheter, wire, or other such device can be inserted; provided, however, that the foregoing (x) shall not apply to the businesses of Vascutek Ltd., Sulzer Vascutek USA Inc., Sulzer Cardiovascular GmbH, Sulzer Carbomedics, Inc. and its Subsidiaries, Sulzer Carbomedics International Holding Co. and its Subsidiary and Sulzer Cardiovascular BV, as such businesses are currently conducted as of the date hereof or prohibit any of such entities from manufacturing, selling or distributing any product currently under development by such entity as shown by the written records of such entity or prohibit Centerpulse and Persons controlled directly or indirectly by Centerpulse from selling, in the aggregate per year, up to $200,000 in products manufactured by Vascutek Ltd. or Sulzer Carbomedics, Inc. and (y) shall not prohibit Seller or any Affiliate of Seller from (i) acquiring, directly or indirectly, securities of any Person traded in a public market that sells any Competitive Products; provided that Seller and its Affiliates do not, in the aggregate, own more than 5% of any class of securities of such Person; or (ii) acquiring a company or a business that has multiple lines of business, some of which do not involve the manufacture, sale, distribution, development or design of a Competitive Product (a "Diversified Company") and that both (x) has less than 15% of its gross revenues (based on the most recently completed twelve months preceding the date of acquisition) attributable to the manufacture, sale or distribution of Competitive Products ("Competing Revenues") and (y) has less than $20,000,000 of Competing Revenues for the most recently completed twelve months preceding the date of acquisition (an "Eligible Diversified Company"); provided, however that Seller or an Affiliate may acquire a Diversified Company that is not an Eligible Diversified Company so long as Seller or its Affiliate, as applicable, divests itself within 12 months of its acquisition of such Diversified Company or the assets of such Diversified Company that sells Competitive Products and provided further, however, that in the event that Seller or any Affiliate of Seller acquires an Eligible Diversified Company but, after such acquisition and prior to the termination of the Non-Competition Period, the gross revenues generated by such Eligible Diversified Company (or any successor thereto) from the manufacture, sale or distribution of Competitive Products exceeds 15% of its gross revenues or more than $20,000,000 during any consecutive twelve month period, then Seller or its Affiliate shall divest itself, within

12 months of the Eligible Diversified Company (or successor thereto) exceeding such threshold, of such Eligible Diversified Company or the assets of such Eligible Diversified Company that sells Competitive Products. Seller acknowledges and agrees that any violation of this Section 5.07 will cause substantial and irreparable harm to ITI and Purchaser that may not be quantifiable and for which no adequate remedy would exist at law and accordingly injunctive relief shall be available for any violation of this Section 5.07. In the event that ITI instructs Centerpulse or a Person controlled, directly or indirectly, by Centerpulse to cease selling items manufactured by ITI pursuant to the first sentence of this Section 5.07, Centerpulse or such Person may nonetheless continue to sell such products unless ITI agrees to repurchase from Centerpulse or such Person such products at the same price at which they were sold by ITI to Centerpulse or such Person.

        Section 5.08    Intercompany Arrangements.    Prior to the Closing Date, Seller shall cause any contract or arrangement that is disclosed (or should have been disclosed) in Section 3.14(a)(vi) of the Disclosure Schedule, other than those contracts or arrangements set forth in Section 5.08 of the Disclosure Schedule, to be terminated or otherwise amended to exclude ITI as a party thereto.

        Section 5.09    Insurance Coverage.    Effective 12:01 a.m. on the Closing Date, ITI and the property and assets thereof shall cease to be insured by Seller's or its Affiliates' (other than ITI's) insurance policies for periods after the Closing Date; provided, however, that neither Seller nor any of Seller's Affiliates shall take any actions so as to prejudice any rights ITI may have under such policies as such rights exist as of 12:00 a.m. on the Closing Date.

        Section 5.10    Transition Services.    Following the Closing Date, Seller shall provide, or cause to be provided, to Purchaser certain services which are currently provided by Seller and its Affiliates to ITI, all as more fully set forth in a transition services agreement (the "Seller Transition Services Agreement") to be entered into by Seller and Purchaser as of the Closing Date, which Seller Transition Services Agreement will provide for the provision to ITI by Seller and its Affiliate of the services set forth on Schedule 5.10 on customary terms and conditions and for a fee not to exceed reasonable rates for such services and not to exceed, in any event, the rates set forth on Schedule 5.10.

        Section 5.11    No Negotiations.    (a) From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article X, Seller shall not, and shall not permit or cause any of the officers, directors or other Affiliates of Seller, or any Persons acting on behalf of Seller or its Affiliates to, directly or indirectly, encourage, solicit, engage in discussions or negotiations with, or provide any information to, any Person or group (other than Purchaser or its representatives) concerning any merger, sale of assets, purchase or sale of shares of capital stock or similar transaction involving ITI or any other transaction that (i) could reasonably be expected to impede or interfere with the transactions contemplated hereby, (ii) could reasonably be expected to materially dilute the benefits to Purchaser of the transactions contemplated hereby, (iii) could reasonably be expected to delay the consummation of the transactions contemplated hereby or (iv) or that is otherwise inconsistent with the transactions contemplated hereby or propose to enter into or agree to endorse any such transaction. Seller shall promptly communicate to Purchaser any inquiries or communications concerning any such transaction which Seller may receive or of which Seller may become aware. Upon execution of this Agreement, Seller will immediately terminate all discussions with any Person (other than Purchaser) concerning any such transaction, and will request that such Person promptly return any confidential information furnished by Seller in connection therewith. Seller will not waive any provision of any confidentiality, standstill or similar agreement entered into with any Person (other than Purchaser), and will enforce all such agreements in accordance with their terms.

        (b)  In the event that (i) Seller violates the provisions of Section 5.11(a), (ii) this Agreement is terminated and the transactions contemplated by this Agreement are not consummated and (iii) within six months after this Agreement is terminated, Seller either consummates a transaction or series of transactions, or enters into any agreement to consummate a transaction or series of transactions whereby (A) any Person, other than an Affiliate of Seller, acquires 50% or more of the outstanding shares of voting stock of ITI, (B) there is a merger or other business combination involving ITI pursuant to which any Person, other than an Affiliate of Seller, acquires securities representing 50% or more of the aggregate voting power of all outstanding securities of the company surviving the merger or business combination, or (C) any other transaction pursuant to which any Person, other than an Affiliate of Seller, acquires control of assets of ITI having a fair market value equal to 20% or more of the fair value of all of the assets of ITI immediately prior to such a transaction (other than a sale of inventory in the ordinary course of business), then, upon the consummation of any such transaction or upon the execution of such an agreement, Seller shall promptly pay to Purchaser a fee equal to the amount of the fair market value of all the total consideration received or receivable by Seller and/or any of its Affiliates in connection with such transaction to the extent such fair market value amount exceeds $95,000,000, but in no event shall such fee payable to Purchaser exceed $5,000,000.

        Section 5.12    Sulzer Orthopedics Settlement Arrangement.    As soon as practicable after the date hereof, Seller shall use its reasonable best efforts to (i) have ITI removed as a party to the Sulzer Orthopedics Settlement Arrangement and to take such actions as are necessary so that ITI shall have no liability or obligation of any kind thereunder and (ii) remove all liens against the assets of ITI that relate to its obligations under the Sulzer Orthopedics Settlement Arrangement and file appropriate notice of termination of such liens in all applicable jurisdictions.

        Section 5.13    [Intentionally Omitted].

        Section 5.14    Tax Lien.    As soon as practicable after the date hereof, Seller will use its reasonable efforts to cause the tax liens filed by the Internal Revenue Service on April 25, 2002 and April 26, 2002 (Lien Nos. 41243500 and 410243499, respectively) to be removed and to fully satisfy the obligations underlying such liens.

        Section 5.15    Non-Solicit.    Neither Seller nor any of its Affiliates shall, directly or indirectly, for a period of two (2) years after the Closing Date take any action, other than with the prior written consent of Purchaser, to induce any Person who is an employee of ITI as of the date hereof or who becomes an employee of ITI after the date hereof, to leave the employ of ITI; provided, however, that nothing contained herein shall prohibit or restrict the ability of Seller and its Affiliates to (i) make general solicitations for employees through print, radio and television advertising or otherwise in a public forum and (ii) hire Paula Norbom.

        Section 5.16    Further Action.    Each of the parties hereto shall execute and deliver such documents and other papers and take such further action as may be reasonably required to carry out the provisions hereof and to make effective the transactions contemplated hereby.

ARTICLE VI

EMPLOYEE MATTERS

        Section 6.01    Continuation of Benefits.    Each individual employed by ITI as of the Closing Date (an "ITI Employee") will be eligible to participate in the employee benefit plans maintained by Purchaser for similarly situated employees of Purchaser ("Purchaser's Plans"), subject to any eligibility requirements applicable to such plans. Purchaser shall provide, or shall cause ITI to provide, each ITI Employee and his or her eligible dependents who, immediately prior to the Closing Date were participants in a Benefit Plan that is a group medical plan, with coverage as of the Closing Date under Purchaser's group medical plan subject to the eligibility requirements under such group medical plan. For purposes of eligibility service and vesting service, but not benefit accrual (except calculation of severance payments under Purchaser's severance plan), each ITI Employee shall be credited under each Purchaser Plan (including, but not limited to, Purchaser's group medical plan) with the years of service such ITI Employee had completed with ITI and its Affiliates as of the Closing Date, using information supplied by Seller to Purchaser on the Closing Date or as soon thereafter as possible. To the extent required by applicable Law, Purchaser will cause coverage to be provided with respect to pre-existing conditions for ITI Employees who participate in Purchaser's group medical plan under such medical plans.

        Section 6.02    Cash Compensation.    For a period of one year following the Closing Date, Purchaser shall ensure that each ITI employee shall, so long as such employee continues to remain employed with ITI, continue to be paid base salary at no lower a rate than that in effect on the Closing Date with respect to such employee; provided, however, that nothing in this Section 6.02 shall restrict Purchaser from terminating the employment of any employee of ITI in its sole discretion.

        Section 6.03    Termination of ITI's Participation in Seller's Plans.    Seller shall take all necessary actions to terminate ITI's status as a participating employer in all Benefit Plans sponsored by Seller, such termination to be effective as of the Closing Date.

        Section 6.04    401(k) Plan.    Effective as of the Closing Date, all ITI Employees as of such date who are participants ("401(k) Plan Participants") in the Sulzer Medica USA Inc. Retirement Plan (the "the Seller 401(k) Plan") shall no longer accrue benefits under the Seller 401(k) Plan and Seller shall take all actions necessary to achieve this result. As of the Closing Date, Seller shall cause each such 401(k) Plan Participant to be fully vested in such person's account balance in the Seller 401(k) Plan, and will take all actions necessary in order for each 401(k) Plan Participant to be allowed to receive a distribution of such individual's account balance after the Closing Date.

        Section 6.05    COBRA.    Seller shall be responsible for, and shall hold Purchaser harmless from, all liability for giving notification of and providing health care continuation coverage to current and former employees of ITI (and their other "qualified beneficiaries") who are entitled to such notice and continuation coverage with respect to any "qualifying event" that occurred on or before the Closing Date, all within the meaning of Part 6 of Title I of ERISA and Section 4980B of the Code.

ARTICLE VII

TAX MATTERS

        Section 7.01    Indemnity.    (a) With respect to the sale of the Shares, Seller agrees to indemnify and hold harmless Purchaser against the following Taxes and, except as otherwise provided in Section 7.04, against any loss, damage, liability or expense, including reasonable fees for attorneys and other outside consultants, incurred in contesting or otherwise in connection with any such Taxes: (i) Taxes imposed on ITI with respect to any Pre-Closing Taxable Period, including any Taxes imposed on ITI with respect to the Straddle Period that are allocable, pursuant to Section 7.01(b), to the Pre-Closing Taxable Period; (ii) Taxes imposed on any member of any affiliated group (other than ITI) with which ITI files or has filed a Tax Return on a consolidated, combined or unitary basis for a taxable period beginning before the Closing Date (including under Treasury Regulation §1.1502-6 or analogous state or foreign provisions); and (iii) Taxes imposed on ITI as a result of any breach of warranty or misrepresentation under Section 3.17. Notwithstanding the forgoing, with respect to non-Income Taxes, the Seller shall only be required to make a payment pursuant to this section 7.01(a) to the extent such Taxes exceed the amount reserved for Taxes on the Closing Balance Sheet.

        (b)  In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the Pre-Closing Taxable Period shall be:

            (i)  in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement, as provided under Section 7.06), deemed equal to the amount which would be payable if the Straddle Period taxable year ended with the Closing Date; and

          (ii)  in the case of Taxes imposed on a periodic basis with respect to any of ITI's assets or otherwise measured by the value of any item, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

        Section 7.02    Tax Returns and Payments.    (a) Seller shall cause to be included in Seller's consolidated federal income Tax Returns (and the federal, state, local, canton, provincial or national income Tax Returns of any jurisdiction in which Seller or an Affiliate of Seller files consolidated, combined, group or unitary income Tax Returns) for all Pre-Closing Taxable Periods, all items of income, gain, loss, deduction and credit or other items (collectively, "Tax Items") of ITI which are required to be included therein, shall file timely all such Tax Returns with the appropriate Taxing Authorities and shall timely pay all Taxes due with respect to the periods covered by such Tax Returns.

        (b)  With respect to each Tax Return covering a taxable period ending on or before the Closing Date that is required to be filed after the Closing Date for, by or with respect to ITI (other than the Tax Returns described in Section 7.02(a)), Seller shall cause such Tax Return to be prepared, shall cause to be included in such Tax Return all Tax Items required to be included therein, and shall cause the original of such Tax Return to be delivered, to Purchaser at least ten calendar days prior to the due date (including extensions) of such Tax Return. Purchaser shall cause such Tax Return to be properly executed and returned to Seller at least five calendar days prior to the due date (including extensions of such Tax Return). Seller shall cause such Tax Return to be timely filed and shall remit the amount of any Taxes shown as due on such Tax Return to the appropriate Taxing Authority.

        (c)  With respect to each Tax Return covering a Straddle Period that is required to be filed for, by or with respect to ITI (a "Straddle Period Return"), other than the Tax Returns described in Section 7.02(a), Purchaser shall cause such Straddle Period Return to be prepared and shall cause to be included in such Straddle Period Return all Tax Items required to be included therein. Purchaser shall determine in accordance with the provisions of Section 7.01(b), subject to review and agreement by Seller, the portion, if any, of the Tax due with respect to the period covered by such Straddle Period Return which is attributable to the Pre-Closing Taxable Period. At least 30 calendar days prior to the due date (including extensions) of such Straddle Period Return, Purchaser shall deliver to Seller a copy of such Straddle Period Return along with Purchaser's calculation of the amount of Tax attributable to the Pre-Closing Taxable Period. Purchaser shall cause ITI to file timely such Straddle Period Return with the appropriate Taxing Authority and to pay timely the amount of Taxes shown to be due on such Straddle Period Return.

        (d)  When all such Straddle Period Returns have been filed, Purchaser shall prepare a statement within 10 calendar days after the filing of the final Straddle Period Return showing the aggregate amount of Taxes allocable to the Pre-Closing Taxable Period as reflected on such Straddle Period Returns (the "Final Tax Amount") and shall submit such statement to Seller for review and agreement by the parties hereto. Upon agreement by the parties on the Final Tax Amount, to the extent the Final Tax Amount exceeds the aggregate amount of Taxes previously paid by Seller with respect to any Straddle Period, Seller shall promptly pay to Purchaser such excess amount to the extent such excess is not reflected on the Closing Balance Sheet. To the extent the aggregate amount of Taxes previously paid by Seller or an Affiliate of Seller with respect to any Straddle Period is greater than the Final Tax Amount, Purchaser shall promptly pay Seller such excess amount.

        (e)  All Tax Returns to be prepared pursuant to this Section 7.02 shall be prepared in a manner consistent with practices followed in prior years except for changes required by Law.

        Section 7.03    Refunds.    Any Tax refund (including any interest with respect thereto) relating to ITI for any taxable period prior to the Closing Date (except for any refund included on the Closing Balance Sheet, which shall be the property of Purchaser, and if paid to Seller, shall be paid over promptly to Purchaser) shall be the property of Seller, and if received by Purchaser or ITI shall be paid over promptly to Seller. Purchaser shall elect not to carry back any loss or credit arising after the Closing Date to a taxable period beginning before the Closing Date.

        Section 7.04    Contests.    (a) If a claim shall be made by any Taxing Authority that, if successful, would result in the indemnification of a party (the "Tax Indemnified Party") under this Article VII, the Tax Indemnified Party shall promptly notify the party (the "Tax Indemnifying Party") obligated under this Article VII to indemnify the Tax Indemnified Party in writing of such fact; provided, however, that a failure to give such notice shall not affect the Tax Indemnified Party's right to indemnification under this Article VII except to the extent, if any, that, but for such failure, the Tax Indemnifying Party could have avoided all or a portion of the Tax liability in question. Such notice shall contain factual information (to the extent known to the Tax Indemnified Party) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Taxing Authority in respect of such asserted Tax liability.

        (b)  The Tax Indemnifying Party shall determine the method of any contest of any claim under Section 7.04(a) and shall control the conduct thereof. If the contest or appeal of such claim requires that all or a portion of the contested Taxes (or a bond in respect thereof) be paid as a jurisdictional prerequisite, the Tax Indemnifying Party shall advance to the Tax Indemnified Party the amount of such Taxes or fee for such bond (but in no event shall the amount of such advance exceed the Tax Indemnifying Party's liability under this Agreement). The Tax Indemnified Party shall take such action in connection with contesting such claim as the Tax Indemnifying Party shall request in writing from time to time, including the selection of counsel and experts and the execution of powers of attorney; provided, however, that the Tax Indemnified Party shall not be required to take any such action, unless, within 30 calendar days after delivery of the notice required by Section 7.04(a) to the Tax Indemnifying Party (or such earlier date that any payment of Taxes is due by the Tax Indemnified Party but in no event earlier than five calendar days after the Tax Indemnifying Party's receipt of such notice), the Tax Indemnifying Party requests that such claim be contested and agrees to pay to or on behalf of the Tax Indemnified Party any and all reasonable out-of-pocket costs and expenses incurred by the Tax Indemnified Party in connection with contesting such claim, including, without limitation, the reasonable fees of outside advisors, attorneys and accountants. The Tax Indemnified Party shall not be required to make any payment of such claim for at least 30 calendar days (or such shorter period as may be required by applicable Law) after the delivery of the notice required by this subsection, shall timely give to the Tax Indemnifying Party any information reasonably requested by the Tax Indemnifying Party relating to such claim, and otherwise shall cooperate with the Tax Indemnifying Party in order to contest effectively any such claim.

        (c)  Subject to the provisions of Section 7.04(b), the Tax Indemnified Party shall enter into a settlement of such contest with the applicable Taxing Authority or prosecute such contest to a determination in a court, all as the Tax Indemnifying Party may request.

        (d)  Promptly after the extent of the liability of the Tax Indemnified Party with respect to a claim shall be established by the final judgment or decree of a court or a final and binding settlement with a Taxing Authority having jurisdiction thereof, the Tax Indemnifying Party shall pay the Tax Indemnified Party the amount of any Taxes to which the Tax Indemnified Party may become entitled by reason of the provisions of this Section 7.04.

        (e)  Notwithstanding anything to the contrary in this Article VII, any interest, penalties, fines, assessments or additions to any Tax resulting from or attributable to the failure of the Tax Indemnified Party to act in a timely manner, including in filing Tax Returns, responding to Tax audits or other inquiries or making payments shall not be indemnifiable hereunder and shall be the sole responsibility of the Tax Indemnified Party.

        (f)    The indemnification provided in this Article VII shall be the sole remedy for any claim in respect of Taxes. In the event of a conflict between the provisions of this Article VII and any other provisions of this Agreement, the provisions of this Article VII shall control.

        Section 7.05    Cooperation and Exchange of Information.    Upon the terms set forth in Section 5.03 of this Agreement, Seller and Purchaser will provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes, or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include, among other things, providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Taxing Authorities. Seller and Purchaser shall make their respective employees and the employees of their Affiliates available on a basis mutually convenient to both parties to provide explanations of any documents or information provided hereunder. Each of Seller and Purchaser shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of ITI for each taxable period first ending after the Closing Date and for all prior taxable periods until the later of (i) the expiration of the period of limitations for the assessment of Taxes applicable to the relevant taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods, or (ii) six years following the due date (without extension) for such Tax Returns. Any information obtained under this Section 7.05 shall be kept confidential in accordance with Section 5.02 except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

        Section 7.06    Conveyance Taxes.    Seller shall be liable for and shall hold Purchaser harmless against any real property transfer or gains, sales, use, transfer, value added, stock transfer, and stamp taxes, any transfer, recording, registration, and other fees, and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement, and shall file such applications and documents as shall permit any such Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre-sale filing procedure. Purchaser shall execute and deliver all instruments and certificates necessary to enable Seller to comply with the foregoing.

        Section 7.07    Miscellaneous.    (a) Seller and Purchaser agree to treat all payments made by either of them to or for the benefit of the other (including any payments to ITI) under this Article VII, under other indemnity provisions of this Agreement and for any misrepresentations or breaches of warranties or covenants as adjustments to the Purchase Price or as capital contributions for Tax purposes and that such treatment shall govern for purposes hereof except to the extent that the Laws of a particular jurisdiction provide otherwise.

        (b)  Any Tax sharing agreement or arrangement between Seller and ITI shall be deemed to be canceled at the Closing with respect to ITI unless terminated prior to the Closing.

        (c)  Notwithstanding any provision in this Agreement to the contrary, the obligations of Seller to indemnify and hold harmless Purchaser and ITI pursuant to this Article VII, and the representations and warranties contained in Section 3.17, shall terminate at the close of business on the 60th calendar day following the expiration of the period of limitations for the assessment of Taxes applicable to the Tax liabilities in question.

        (d)  For purposes of this Article VII, "Purchaser" and "Seller", respectively, shall include each member of the affiliated group of corporations of which it is or becomes a member (other than ITI, except to the extent expressly referenced).

ARTICLE VIII

CONDITIONS TO CLOSING

        Section 8.01    Conditions to Obligations of Seller.    The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

          (a)    Representations and Warranties: Covenants.    The representations and warranties of Purchaser contained in this Agreement shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing, other than such representations and warranties as are made as of another date which such representations and warranties shall be true and correct in all material respects as of such date; provided, however, that for purposes of determining if a representation or warranty is true and correct in all material respects, any reference in such representation or warranty to "material" and /or "Material Adverse Effect" shall be disregarded; the covenants and agreements contained in this Agreement to be complied with by Purchaser at or before the Closing shall have been complied with in all material respects; and Seller shall have received a certificate of Purchaser to such effect signed by a duly authorized officer thereof;

          (b)    Competition Waiting Period.    Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated hereby shall have expired or shall have been terminated, and all consents, authorizations, orders and approvals required pursuant to any antitrust or competition Law in any jurisdiction which is material to ITI's business shall have been obtained; and

          (c)    No Order.    No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions.

          (d)    License Agreement.    ITI shall have entered, immediately prior to the Closing, into an agreement with Biologics in form and substance satisfactory to Purchaser which shall provide, among other terms, that Biologics shall have a fully paid, irrevocable, worldwide, transferable, sublicensable, nonexclusive license to use the Additional Assigned Biologics Intellectual Property in all fields of use except for the Excluded Field of Use and except for future improvements and modifications related to the Additional Assigned Biologics Intellectual Property which are made by ITI subsequent to the Closing Date. "Excluded Field of Use" shall mean the field related to intraluminal stent technology.

        Section 8.02    Conditions to Obligations of Purchaser.    The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

          (a)    Representations and Warranties; Covenants.    The representations and warranties of Seller contained in this Agreement shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing, other than such representations and warranties as are made as of another date, which such representations and warranties shall be true and correct in all material respects as of such date; provided, however, that for purposes of determining if a representation or warranty is true and correct in all material respects, any reference in such representation or warranty to "material" and/or "Material Adverse Effect" shall be disregarded; the covenants and agreements contained in this Agreement to be complied with by Seller and/or ITI at or before the Closing shall have been complied with in all material respects.

          (b)    Competition Waiting Period.    Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated hereby shall have expired or shall have been terminated and all consents, authorizations, orders and approvals required pursuant to any antitrust or competition Law in any jurisdiction which is material to ITI's business shall have been obtained.

          (c)    No Order.    No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions.

          (d)    Consents.    All consents, waivers, authorizations and approvals of any Person required in connection with the execution, delivery and performance of this Agreement and set forth on Schedule 8.02(d) shall have been duly obtained and shall be in full force and effect on the Closing Date.

          (e)    Opinion.    Purchaser shall have received the opinions of McDermott, Will & Emery, counsel to Seller, Seller's local Minnesota counsel, and Bär & Karrer, counsel to Centerpulse, dated the Closing Date, in form attached hereto as Exhibit 8.02(e).

          (f)    Assignment Agreement.    ITI shall have entered, immediately prior to the Closing, into an agreement with Sulzer Biologics, Inc. ("Biologics") in form and substance satisfactory to Purchaser which shall provide, among other terms, that (i) Biologics shall assign, at no cost to ITI, all its rights, title and interests in the two patent applications described on Exhibit 8.02(f) (the "Coating Applications") and the Intellectual Property described therein and in the three disclosures described on Exhibit 8.02(f) (the "Coating Disclosures") and the Intellectual Property described therein, (ii) Biologics shall assign and transfer possession to ITI, at no cost to ITI, all documentation concerning the research, development, testing, specifying, manufacturing, or use of the concepts, devices or methods disclosed in the Coating Applications and/or Coating Disclosures together with all documentation concerning the conception and reduction to practice of the inventions described therein or related thereto, including notebooks of the applicable inventor(s), (iii) Biologics will, at no cost to ITI, provide reasonable cooperation and assistance to ITI to allow it to prosecute the patent applications related to the Coating Applications and to file and prosecute patent applications related to the Coating Disclosures, (iv) Biologics shall assign to ITI, at no cost to ITI, all Intellectual Property owned by Biologics, in addition to the Intellectual Property embodied in the Coating Applications and Coating Disclosures, or its licenses to Intellectual Property which relates to the research, development, testing, specifying, manufacturing, or use of drug coatings or carriers for drug coatings for use on a device which is deployed through a body orifice or percutaneously by accessing a luminal space (such as a blood vessel) in a body with a puncture or small incision through which a catheter, wire or other such device can be inserted (the "Additional Assigned Biologics Intellectual Property"), (v) Biologics shall assign and transfer possession to ITI, at no cost to ITI, all documentation concerning the research, development, testing, specifying, manufacturing or use of drug coatings or carriers for drug coatings encompassed within the Additional Assigned Biologics Intellectual Property including lab notebooks of the inventors of any possible inventions described therein; provided, however, that in the event Biologics requires access to the documentation regarding the Additional Assigned Biologics Intellectual Property which is necessary to the reasonable conduct of its business Biologics shall make written request to ITI for its consent to such access giving the reasons such access is necessary, why it is necessary, and what documentation is needed, the consent of ITI shall not be unreasonably withheld provided that such access will be granted only at reasonable times during regular business hours and Biologics shall use the documentation for the stated purpose only and agree such access shall be subject to terms of confidentiality, (vi) Biologics will cooperate to identify, collect and assemble the Additional Assigned Biologics Intellectual Property and the

  documentation regarding same for transfer to ITI at Closing, and (vii) Purchaser agrees that the Additional Assigned Biologics Intellectual Property shall not be licensed or assigned to others for use in the field of orthopedics.

          (g)    License Agreement.    ITI shall have entered, immediately prior to the Closing, into an agreement with Biologics, Centerpulse USA Inc. and subsidiaries and affiliates thereof in form and substance satisfactory to Purchaser which shall provide, among other terms, that ITI shall have a fully paid, irrevocable, worldwide nonexclusive license to all Intellectual Property owned or licensed (to the extent such entities can sublicense such Intellectual Property) by Biologics, Centerpulse USA Inc or their affiliates other than the Additional Assigned Intellectual Property and Intellectual Property embodied in the Coating Applications and/or Coating Disclosures, for purposes of making, having made, using and selling drug coated devices in the Field of Use. Field of Use shall mean the research, development, testing, specifying, manufacturing, or use of drug coatings or carriers for drug coatings for use on a device which is deployed through a body orifice or percutaneously by accessing a luminal space (such as a blood vessel) in a body with a puncture or small incision through which a catheter, wire or other such device can be inserted; provided, however, that in the event that the license described in this Section 8.02(g) is assigned to others (including an assignment by operation of law in the event ITI is acquired by another Person), the Field of Use shall, upon such assignment, be automatically deemed amended to exclude the use of the Intellectual Property covered by such license in the fields of orthopedics, dental and spine care.

          (h)    Biologics Employees.    ITI shall have entered into agreements or understandings with each of C.P. Pathak and Rama Akella to employ such individuals after the Closing on terms and conditions acceptable to Purchaser or will have entered into a consulting agreement with Biologics or such individuals in form and substance satisfactory to Purchaser which such consulting agreement would allow for ITI to receive such services that would have been provided by such individuals had they been employed by ITI.

          (i)    Releases by Directors and Officers.    There shall have been delivered to the Purchaser releases, substantially in the form of Exhibit 8.02(i), by the executive officers and directors of ITI of all claims against ITI except for compensation and expenses payable to such officers and directors up to the Closing Date for the then current pay period.

          (j)    Insurance.    Purchaser shall have received evidence that the representations and warranties in Section 3.19(b) are true and correct in all respects which such evidence shall include, without limitation, all polices referenced therein (the "Insurance Evidence"); provided, however, that in the event that Purchaser does not notify Seller within fifteen (15) business days after the later of (i) the date hereof or (ii) the first date on which all Insurance Evidence has been provided to Purchaser that the condition has not been satisfied, then this condition 8.02(j) shall be deemed satisfied and provided further, however, that if Purchaser does provide notice to Seller prior to the end of such fifteen (15) business day period that either (i) the Insurance Evidence has not been received or (ii) Purchaser believes that the representations and warranties in Section 3.19(b) are not true and correct in all respects, then Seller shall have thirty (30) calendar days to either (i) put in place such insurance coverage so as to cause such representations and warranties to be true and correct or (ii) provide the Insurance Evidence and if Seller fails to do so, then Purchaser may terminate this Agreement after such thirty (30) calendar day period has expired.

          (k)    No Material Adverse Change.    During the period from the date hereof to the Closing Date, there shall not have occurred any Material Adverse Effect; provided, however, that in no event shall any Action relating to an Excluded IP Claim be deemed to be a Material Adverse Effect for purposes of this Section 8.02(k).

          (l)    Resignations by Directors and Officers.    There shall have been delivered to Purchaser resignations by all of the directors of ITI and from each officer of ITI as is requested by Purchaser.

          (m)    Release From Settlement Agreement.    Purchaser shall have received evidence that is satisfactory to Purchaser in its sole discretion that (i) (x) ITI shall have been removed as a party to the Sulzer Orthopedics Settlement Arrangement and that ITI has, and shall have, no liability or obligation of any kind thereunder and (y) all liens against the assets of ITI that relate to the Sulzer Orthopedics Settlement Arrangement shall have been removed and all appropriate termination of lien documents shall have been filed in all applicable jurisdictions and evidence thereof shall have been delivered to Purchaser or (ii) ITI's liability and obligations under the Sulzer Orthopedics Settlement Agreement have been otherwise defeased and that ITI will have no liability under the Sulzer Orthopedics Settlement Agreement.

          (n)    Certificate.    Purchaser shall have received a certificate of Seller signed by a duly authorized officer of Seller certifying as to the fulfillment of the conditions set forth in Sections 8.02(a), 8.02(c) and 8.02(l).

ARTICLE IX

INDEMNIFICATION

        Section 9.01    Survival of Representations and Warranties.    Subject to the limitations and other provisions of this Agreement (including, without limitation, Section 7.07(c) hereof), the representations and warranties of the parties hereto contained herein shall survive the Closing and shall remain in full force and effect for a period of eighteen months after the Closing Date; provided, however, that (i) the representations and warranties contained in Sections 3.12 (Environmental Matters), 3.16 (Employee Benefits Matters) and 3.17 (Taxes) shall survive until the date that is thirty (30) days after the date on which the applicable statutes of limitation expire for such matters, (ii) the representations and warranties contained in Section 3.13 (Intellectual Property Rights) shall survive until the date that is five (5) years from the Closing Date, (iii) the representations and warranties contained in Section 3.03 (Capital Stock of ITI) shall survive forever and (iv) the representations and warranties contained in Section 3.19(b) (Insurance) shall survive until such time as no claims can be made under the policies referred to in Section 3.19(b). The covenants of the parties hereto contained in this Agreement shall survive the Closing and the consummation of the transactions contemplated by this Agreement.

        Section 9.02    Indemnification by Purchaser.    (a) Purchaser agrees, subject to the other terms and conditions of this Agreement, to indemnify Seller and its Affiliates, officers, directors, employees, agents, successors and assigns (each a "Seller Indemnified Party") against and hold them harmless from all liabilities, losses, damages, claims, costs and expenses (including reasonable attorney's fees) (collectively, "Losses") actually incurred by them arising out of (i) the breach of any representation or warranty of Purchaser herein, (ii) the breach of any covenant or agreement of Purchaser herein (other than Article VII, it being understood that the sole remedy for breach thereof shall be pursuant to Article VII), and (iii) except as otherwise provided herein, the conduct of the business of ITI following the Closing. Notwithstanding anything in Article IX to the contrary, no claim may be asserted nor may any action be commenced against Purchaser pursuant to Section 9.02(a)(i), unless written notice of such claim or action is received by Purchaser describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or action on or prior to the date on which the representation or warranty on which such claim or action is based ceases to survive as set forth in Section 9.01.

        (b)  Notwithstanding anything in this Agreement to the contrary, no claim may be made against Purchaser for indemnification pursuant to Section 9.02(a)(i) unless the aggregate of Losses for which Seller Indemnified Parties are entitled to indemnity under such Section 9.02(a)(i) shall exceed $750,000

(the "Purchaser's Threshold Amount"), it being understood that once the Purchaser's Threshold Amount is exceeded, the Seller Indemnified Parties shall be entitled to receive the aggregate of all such claims from the first dollar of Losses. Notwithstanding anything in this Agreement to the contrary, no Seller Indemnified Party shall be indemnified pursuant to Section 9.02(a)(i) if, and to the extent that, the aggregate of all Losses of the Seller Indemnified Parties for which the Purchaser Indemnified Parties previously shall have received indemnification pursuant to Section 9.02(a)(i) shall have exceeded $25,000,000.

        (c)  Payments by Purchaser pursuant to Section 9.02(a) shall be limited to the amount of any Loss that remains after deducting therefrom any Tax benefit to the Seller Indemnified Parties and any insurance proceeds and any indemnity, contribution or other similar payment actually recovered by the Seller Indemnified Parties from any third party with respect thereto. A Tax benefit will be considered to be recognized by the Seller Indemnified Parties for purposes of this Section 9.02 in the Tax period in which the indemnity payment occurs, and the amount of the Tax benefit shall be determined by the Seller Indemnified Party's actual tax rate, after any deduction or other allowances reportable with respect to a payment hereunder, at the time such indemnity payment is made. For purposes of calculating the amount of any Losses incurred in connection with any breach by Purchaser of any representation or warranty or breach or nonfulfillment by Purchaser of any covenant, any and all references to material or Material Adverse Effect shall be disregarded.

        (d)  A Seller Indemnified Party shall give Purchaser prompt written notice of any claim, assertion, event or proceeding by or in respect of a third party of which such Seller Indemnified Party has knowledge concerning any Loss as to which such Seller Indemnified Party may request indemnification hereunder; provided, however, that the failure to give such notice shall not relieve Purchaser from any Liability or obligation pursuant to this Section 9.02 unless and only to the extent that Purchaser is prejudiced thereby. Purchaser shall have the right to assume and, at the request of Seller shall have the obligation to assume, through counsel reasonably acceptable to Seller, the defense or settlement of any such claim or proceeding at its own expense. If Purchaser elects or is required to assume the defense of any such claim or proceeding, Seller Indemnified Party may participate in such defense, but in such case the expenses of Seller Indemnified Party shall be paid by Seller Indemnified Party. The Seller Indemnified Party shall provide Purchaser with reasonable access to its records and personnel relating to any such claim, assertion, event or proceeding during normal business hours and shall otherwise cooperate with Purchaser in the defense or settlement thereof, and Purchaser shall reimburse Seller Indemnified Party for all its reasonable out-of-pocket expenses in connection therewith; provided, however, that neither Purchaser nor a Seller Indemnified Party shall be required pursuant to this Section 9.02 to disclose any privileged information or any attorney work product. If Purchaser elects or is required to assume the defense of any such claim or proceeding, Seller Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless Purchaser consents in writing to such payment or unless a final judgment from which no appeal may be taken by or on behalf of Purchaser is entered against Seller Indemnified Party for such liability. If Purchaser shall fail to undertake any such defense, Seller Indemnified Party shall have the right to undertake the defense or settlement thereof, at Purchaser's expense. Purchaser may not settle any such claim or demand without the prior written consent to such settlement by Seller.

        (e)  Except as expressly set forth in this Agreement, Purchaser is not making any representation, warranty, covenant or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Seller, after the consummation of the purchase and sale of the Shares as contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby.

        (f)    Seller hereby acknowledges and agrees that (except in the case of fraud, in which Seller reserves any and all rights and remedies available to it) its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement and the transactions contemplated hereby shall be pursuant to the indemnification provisions set forth in Article VII and in this Article IX and specific performance as contemplated by Section 11.14. In furtherance of the foregoing, Seller hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against Purchaser or any of its Affiliates arising under or based upon any Law (including, without limitation, any such rights, claims or causes of action arising under or based upon common law or otherwise) with respect to any and all claims relating to the subject matter of this Agreement and the transactions contemplated hereby except as set forth in the preceding sentence (except in the case of fraud, in which case Seller reserves any and all rights and remedies available to it).

        Section 9.03    Indemnification by Seller.    (a) Seller agrees, subject to the other terms and conditions of this Agreement, to indemnify Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns (each a "Purchaser Indemnified Party") against and hold them harmless from all Losses actually incurred by them arising out of (i) the breach of any representation or warranty of Seller herein other than a breach of Section 3.19(b) and other than any breach of the representation and warranty set forth in Section 3.13(c)(iv) to the extent such breach relates to matters involving the subject patents of the Excluded IP Claims, (ii) the breach of any covenant or agreement of Seller herein (other than Section 3.17 and Article VII, it being understood that the sole remedy for breach of such representations, warranties, covenants and agreements shall be pursuant to Article VII), (iii) the litigation referenced on Section 3.09 of the Disclosure Schedule other than the Excluded IP Claims, (iv) the tax lien described in Section 5.14 above and any obligation underlying such tax lien, (v) any claim made pursuant to Seller's and ITI's obligations to provide employee benefits pursuant to Section 6.08 of the Agreement and Plan of Merger among Sulzer Medica USA Holding Co., Elver Acquisition Corporation, and Intratherapeutics, Inc., dated as of January 5, 2001, (vi) any claim made against ITI, or for which ITI may have liability, under the Sulzer Orthopedics Settlement Arrangement or relating to the release of ITI from the Sulzer Orthopedics Settlement Arrangement and/or the facts and circumstances relating thereto, (vii) any infringement, or alleged infringement, by ITI or for which ITI could have liability that occurred, or is alleged to have occurred, at any time prior to Closing, of any Intellectual Property of any Third Party for which Seller has Knowledge, other than (x) the matter described as Items 1, 2, 3 and 4 on Section 3.07 of the Disclosure Schedule (relating to the Cordis Patent) and (y) the matter described as Item 7 on Section 3.07 of the Disclosure Schedule (relating to the Jervis Patent) (the matters referenced in clauses (x) and (y) the "Excluded IP Claims"), (viii) any Action against ITI, or for which ITI may have liability, which is first asserted, or threatened to be asserted, after the date of this Agreement and prior to the Closing, other than Actions relating to the Excluded IP Claims and (ix) any breach of the representations and warranties set forth in Section 3.19(b). Notwithstanding anything in this Article IX to the contrary, (A) no claim may be asserted nor may any action be commenced against Seller pursuant to Section 9.03(a)(i) unless written notice of such claim or action is received by Seller describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or action on or prior to the date on which the representation or warranty on which such claim or action is based ceases to survive as set forth in Section 9.01 and (B) no claim may be asserted nor may any action be commenced against Seller pursuant to Section 9.03(a)(vii) unless written notice of such claim or action is received by Seller describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or action on or prior to the date that is three (3) years from the Closing Date.

        (b)  Notwithstanding anything in this Agreement to the contrary, no claim may be made against Seller for indemnification pursuant to Section 9.03(a)(i) or Section 9.03(a)(vii) unless the aggregate of Losses for which Purchaser Indemnified Parties are entitled to indemnity under such Section 9.03(a)(i) and/or Section 9.03(a)(vii) exceed $750,000 (the "Seller's Threshold Amount"), it being understood that once the Seller's Threshold Amount is exceeded, the Purchaser Indemnified Parties shall be entitled to receive the aggregate of all such claims from the first dollar of Losses.

Notwithstanding anything in this Agreement to the contrary, no Purchaser Indemnified Party shall be indemnified pursuant to Section 9.03(a)(i) or Section 9.03(a)(vii) if, and to the extent that, the aggregate of all Losses of the Purchaser Indemnified Parties for which the Purchaser Indemnified Parties previously shall have received indemnification pursuant to Section 9.03(a)(i) and/or Section 9.03(a)(vii), shall have exceeded $25,000,000. In addition, no claim may be made against Seller for indemnification pursuant to this Section 9.03 with respect to any individual item of Loss, if such claim otherwise was raised (whether or not accepted) in connection with the Purchase Price adjustment procedures set forth in Section 2.06. Notwithstanding anything in this Agreement to the contrary, no Purchaser Indemnified Party shall be indemnified pursuant to Section 9.03(a)(ix) for a breach of Section 3.19(b) that is applicable to a specific policy year if, and to the extent that, the aggregate of all Losses of the Purchaser Indemnified Parties for which the Purchaser Indemnified Parties previously shall have received indemnification pursuant to Section 9.03(a)(ix) relating to a breach of Section 3.19(b) with respect to such policy year shall have exceeded $5,000,000.

        (c)  Payments by Seller pursuant to Section 7.01(a) and Section 9.03(a) shall be limited to the amount of any Loss that remains after deducting therefrom (i) any Tax benefit to the Purchaser Indemnified Parties, (ii) any insurance proceeds and any indemnity, contribution or other similar payment actually recovered by the Purchaser Indemnified Parties from any third party with respect thereto at the time the indemnification payment becomes due, and (iii) any reserves provided for the item in question in the Closing Balance Sheet. A Tax benefit will be considered to be recognized by the Purchaser Indemnified Party for purposes of Section 7.01(a) and this Section 9.03 in the Tax period in which the indemnity payment occurs, and the amount of the Tax benefit shall be determined by reference to the Purchaser Indemnified Party's actual tax rate, after any deduction or other allowances reportable with respect to a payment hereunder, at the time such indemnity payment is made. For purposes of calculating the amount of any Losses incurred in connection with any breach by Seller of any representation or warranty or breach or nonfulfillment by Seller of any covenant, any and all references to material or Material Adverse Effect shall be disregarded.

        (d)  A Purchaser Indemnified Party shall give Seller prompt written notice of any claim, assertion, event or proceeding by or in respect of a third party of which such Purchaser Indemnified Party has knowledge concerning any Loss as to which such Purchaser Indemnified Party may request indemnification hereunder; provided, however, that the failure to give such notice shall not relieve Seller from any liability or obligation pursuant to this Section 9.03 unless and only to the extent that Seller is prejudiced thereby. Seller shall have the right to assume and, at the request of Purchaser shall have the obligation to assume, through counsel reasonably acceptable to Purchaser, the defense or settlement of any such claim or proceeding at its own expense. If Seller elects or is required to assume the defense of any such claim or proceeding, the Purchaser Indemnified Party may participate in such defense, but in such case the expenses of such Purchaser Indemnified Party shall be paid by such Purchaser Indemnified Party. A Purchaser Indemnified Party shall provide Seller with reasonable access to its records and personnel relating to any such claim, assertion, event or proceeding during normal business hours and shall otherwise cooperate with Seller in the defense or settlement thereof, and Seller shall reimburse Purchaser Indemnified Party for all its reasonable out-of-pocket expenses in connection therewith; provided, however, that neither a Purchaser Indemnified Party nor Seller shall be required pursuant to this Section 9.03 to disclose any privileged information or any attorney work product. If Seller elects or is required to assume the defense of any such claim or proceeding, Purchaser Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless Seller consents in writing to such payment or unless a final judgment from which no appeal may be taken by or on behalf of Seller is entered against such Purchaser Indemnified Party for such liability. If Seller shall fail to undertake any such defense, Purchaser Indemnified Party shall have the right to undertake the defense or settlement thereof, at Seller's expense. Seller may not settle any such claim or demand without the prior written consent to such settlement by Purchaser.

        (e)  Purchaser hereby acknowledges and agrees that (except in the case of fraud or willful breach of any representation, warranty or covenant, in which case Purchaser reserves any and all rights and remedies available to it) its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement and the transactions contemplated hereby shall be pursuant to the indemnification provisions set forth in Article VII and in this Article IX and specific performance as contemplated by Section 11.14. In furtherance of the foregoing, Purchaser hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against Seller or any of its Affiliates arising under or based upon any Law (including, without limitation, any such rights, claims or causes of action arising under or based upon common law or otherwise) with respect to any and all claims relating to the subject matter of this Agreement and the transactions contemplated hereby except as set forth in the preceding sentence (except in the case of fraud, in which case Purchaser reserves any and all rights and remedies available to it).

        (f)    Except as expressly set forth in this Agreement, Seller is not making any representation, warranty, covenant or agreement with respect to the Shares, the business of ITI or any other matter contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Purchaser, after the consummation of the purchase and sale of the Shares as contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

        (g)  In seeking to indemnity from a Seller Indemnified Party, a Purchaser Indemnified Party shall be entitled to use any and all information learned by Purchaser or any of its Affiliates or representatives without regard to the provisions of the Community of Interest Agreement by and between Purchaser and Seller dated August 18, 2002 and the parties agree that to the extent this Section 9.03(g) is inconsistent with the provisions of such Community of Interest Agreement, this Section 9.03(g) shall control.

ARTICLE X

TERMINATION AND WAIVER

        Section 10.01    Termination.    This Agreement may be terminated at any time prior to the Closing:

          (a)  by the mutual written consent of Seller and Purchaser; or

          (b)  by either Seller or Purchaser, if the Closing shall not have occurred on or prior to November 30, 2002; provided, however, that the right to terminate this Agreement under this Section 10.01 shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date; or

          (c)  by either Seller or Purchaser, in the event of the issuance of a final, nonappealable Governmental Order restraining or prohibiting the transactions contemplated hereby; or

          (d)  by Purchaser if, between the date hereof and the time scheduled for the Closing, Seller shall not have complied in all material respects with any material covenant or agreement to be complied with by it and contained in this Agreement; or

          (e)  by Seller if, between the date hereof and the time scheduled for the Closing, Purchaser shall not have complied in all material respects with any material covenant or agreement to be complied with by it and contained in this Agreement.

        Section 10.02    Effect of Termination.    In the event of termination of this Agreement as provided in Section 10.01, this Agreement shall forthwith become void and there shall be no further liability on the part of any party hereto (i) except as set forth in Section 5.02(b), and Section 5.11(b), if applicable and Section 11.01 and Section 11.16, and (ii) nothing herein shall relieve either party from liability for any breach hereof.

        Section 10.03    Waiver.    Either party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements of the other party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby.

ARTICLE XI

GENERAL PROVISIONS

        Section 11.01    Expenses.    Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

        Section 11.02    Notices.    All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):

          (a)  if to Seller:

      Centerpulse USA Holding Co.
      3 East Greenway Plaza
      Suite 1600
      Houston, TX 77046-0391
      Telecopy No.: (713) 561-6380
      Attention: David Wise, Esq.

      with copies to:

      Centerpulse Ltd.
      Andreasstrasse 15
      8052 Zurich
      Switzerland
      Telecopy No.: 011-41-1-306-96-97
      Attention: Christian Stambach

      and

      McDermott, Will & Emery
      50 Rockefeller Plaza, 11th Floor
      New York, New York 10020-1605
      Telecopy No.: (212) 547-5444
      Attention: Spencer D. Klein, Esq.

          (b)  if to Purchaser:

      Microvena Corporation
      1861 Buerkle Road,
      White Bear Lake, MN 55110-5246
      Attention: Paul Buckman, President and Chief Executive Officer
      Facsimile: (651) 777-4962

      and

      Microvena Corporation
      1861 Buerkle Road,
      White Bear Lake, MN 55110-5246
      Attention: Cecily Hines, Vice President and General Counsel
      Facsimile: (651) 777-4962

      with copies to:

      Oppenheimer Wolff & Donnelly LLP
      Plaza VII, 45 South Seventh Street, Suite 3300
      Minneapolis, MN 55402-1609
      Attention: Kevin Klemz, Esq.
      Facsimile: (612) 607-7100

      and

      Willkie Farr & Gallagher
      787 Seventh Avenue
      New York, NY 10019
      Attention: Steven J. Gartner, Esq.
      Facsimile: (212) 728-8111

        Section 11.03    Public Announcements.    No party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party, which such consent shall not be unreasonably withheld or delayed, and the parties shall cooperate as to the timing and contents of any such press release or public announcement.

        Section 11.04    Headings.    The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

        Section 11.05    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

        Section 11.06    Entire Agreement.    This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, other than the Confidentiality Agreement, with respect to the subject matter hereof.

        Section 11.07    Assignment; Fulfillment of Obligations.    (a) This Agreement shall not be assigned without the express written consent of Seller and Purchaser (which consent may be granted or withheld in the sole discretion of Seller and Purchaser), except that either party hereto may assign its rights hereunder to a wholly owned subsidiary of such party and Purchaser may assign its rights hereunder to any Affiliate of Purchaser; provided, however, that any such assignment shall not relieve the assigning party of its obligations hereunder; and provided further that any assignment by Purchaser or Seller hereunder to any of its wholly owned subsidiaries shall cease to be effective if such subsidiary ceases to be a wholly owned subsidiary of Purchaser or Seller, as the case may be.

        (b)  Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

        Section 11.08    No Third Party Beneficiaries.    Except as set forth in Article IX relating to the Seller Indemnified Parties or the Purchaser Indemnified Parties, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

        Section 11.09    Amendment.    This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, Seller and Purchaser.

        Section 11.10    Governing Law.    This Agreement shall be governed by the laws of the State of New York. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any New York State or federal court sitting in the City of New York, County of New York, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive any defense of an inconvenient forum to the maintenance of any such action or proceeding.

        Section 11.11    Counterparts.    This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

        Section 11.12    Disclosure Schedule.    The parties hereto acknowledge that certain matters set forth in the Disclosure Schedule are included for informational purposes only, notwithstanding the fact that, because they do not rise above applicable materiality thresholds or otherwise, they would not be required to be set forth therein by the terms of this Agreement and that disclosure of such matters shall not be taken as an admission by Seller or any of its Affiliates that such disclosure is required to be made under the terms of any provision of this Agreement and in no event shall the disclosure of such matters be deemed or interpreted to broaden or otherwise amplify the representations and warranties contained in this Agreement. Disclosure of any fact or item in a section of the Disclosure Schedule shall be deemed to be disclosed with respect to any other section of the Disclosure Schedule where the applicability of such disclosure to such other section of the Disclosure Schedule is obvious.

        Section 11.13    Currency.    Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States dollars and all payments hereunder shall be made in United States dollars.

        Section 11.14    Specific Performance.    The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

        Section 11.15    Waiver of Jury Trial.    Each of the parties hereto irrevocably and unconditionally waives trial by jury in any legal action or proceeding relating to this Agreement or the transactions contemplated hereby and for any counterclaim therein.

        Section 11.16    Centerpulse Guarantee.    Centerpulse hereby absolutely and unconditionally guaranties to Purchaser, as and for its own debt, the prompt performance of each and all of Seller's obligations under this Agreement, in each case when and as the same shall become due and payable and/or performable.

[Signature Page follows]

        IN WITNESS WHEREOF, Seller, Purchaser and with respect to Section 11.16 only, Centerpulse, have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CENTERPULSE USA HOLDING CO.
By:	/s/ GABOR-PAUL ONDO
	Name:	Gabor-Paul Ondo
	Title:	Sole Director
CENTERPULSE LTD. (as to Section 11.16 only)
By:	/s/ M. LINK
	Name:	Dr. M. Link
	Title:	CEO
By:	/s/ URS KAMBER
	Name:	U. Kamber
	Title:	CFO
MICROVENA CORPORATION
By:	/s/ PAUL BUCKMAN
	Name:	Paul Buckman
	Title:	President/CEO

Exhibit 1.01(a)

Owned Intellectual Property

INTRATHERAPEUTICS U.S. ISSUED PATENTS
July 2002

	Serial No./ Filing Date	Patent No./ Issue Date	Title
1.	08/710,245 9/13/96	5,911,752 6/15/99	Method For Collapsing a Stent
2.	07/827,031 1/24/92	5,246,445 9/21/93	Device for the Treatment of Constricted Ducts in Human Bodies
3.	08/060,397 5/10/93	5,372,600 12/13 94	Stent Delivery Systems
4.	09/049,486 3/27/98	6,132,460 10/17/00	Stent
5.	09/069,347 4/29/98	6,132,461 10/17/00	Stent with dual support structure
6.	09/545,810 4/7/00	6,358,274 3/19/02	Stent
7.	09/404,418 9/23/99	6,254,631 7/3/01	Stent with enhanced friction
8.	29/135,732 1/18/01	458,679 6/11/02	Handle for a medical device delivery system
9.	N/A	4,665,906 519/87	Medical Devices incorporating Sim Alloy Elements
10.	N/A	5,067,957 11/26/91	Method of inserting medical devices incorporating Sim Alloy Elements
11.	N/A	5,190,546 3/2/93	Medical Devices Incorporating Sim Alloy elements
12.	N/A	5,597,378 1/28/97	Medical Devices Incorporating Sim Alloy elements
13.	08/845,780 4/25/97	5,776,142 7/7/98	Controllable Stent Delivery System and Method
14.	08/843,793 4/21/97	5,782,838 7/21/98	Cytoscope Delivery System
15.	09/169,246 10/9/98	6,019,779 2/1/00	Multi-Filar Coil Medical Stent

16.	09/551,479 4/18/00	6,371,953 4/16/02	Temporary Stent System
17.	08/803,324 2/21/97	6,371,979 4/16/02	Vascular and Coronary Stents
18.	940,523 9/4/92	5,437,288 8/1/95	Flexible Catyheter Guidewire
19.	329,691 10/26/94	5,573,520 11/12/96	Flexible Tubular Device For Use in Medical Applications
20.	08/455,331 5/31/95	5,741,429 4/21/98	Flexible Tubular Device For Use in Medical Applications
21.	08/645,607	6,027,863 2/22/00	Method For Manufacturing A Tubular Medical Devise (As Amended)
22.	08/16,666 3/13/97	5,815,904 10/6/98	Method for Making A Stent
23.	08/985,810 12/05/97	6,033,394 3/7/00	Catheter Support Structure
24.	09/146,933 9/3/98	6,022,343 2/8/00	Bridged Coil Catheter Support Structure
25.	08/472,464 6/7/95	5,964,771 10/12/99	Temporary Stent System
26.	09/136,249 8/19/98	6,090,115 7/18/00	Temporary Stent System
27.	08/720,946 10/4/96	5,891,057 4/6/99	Carotid Artery Angioplasty Guiding System
28.	09/255,836 2/23/99	6,086,548 7/11/00	Carotid Artery Angioplasty Guiding System and Method
29.	09/049,244 3/27/98	6,107,004 8/22/00	Method For Making a Tubular Stent For Use in Medical Applications
30.	09/085,834 12/5/97	6,110,164 8/29/00	Guideless Catheter
31.	09/185,769 11/3/98	6,273,876 8/14/01	Catheter segments having circumferential supports with axial projection
32.	09/185,211 11/3/98	6,290,692 9/18/01	Catheter support structure
33.	09/109,554 7/2/98	6,203,732 3/20/01	Method for manufacturing intraluminal device

INTRATHERAPEUTICS U.S. PATENT STATUS REPORT
July 2002

M&G File No.	Serial No./ Filing Date	Continuing Data	Title	Current Status	Summary
11576.17-US-C1	09/545,246 4/7/00	CON of 09/069,347 (M&G 11576.17-US-11)	Stent with Dual Support Structure	Response to Office Action due 8/6/02	A stent with cells defined by undulating double struts. Also, a stent with cells defined by 4 double struts. Further, a stent with expandable cells defined at least in part by double struts.
11576.17-US-12	09/765,725 1/18/01	CIP of 09/545,810 (M&G 11576.17-US-C2)	Stent	Filed Amendment 3/5/02; awaiting response from Patent Office	Stent with undulating struts having longitudinal segments with tapered widths. Also, a stent with taper of strut segments selected to control length of stent upon expansion. Further, no shrink stent.
11576.38-US-C1	09/879,425 6/12/01		Stent with Enhanced Friction	Awaiting Office Action	Stent with roughened inner surface
11576.50-US-01	09/765,721 1/18/01		Grip For Stent Delivery System	Awaiting first Office Action	Stent delivery system with rotatable handle. Also, claims for ergonomic handle.
11576.51-US-01	09/765,719 1/18/01		Stent Delivery System with Spacer Member	Awaiting first Office Action	Delivery system with inner and outer catheters radially spaced by a spacer member.
11576.51-US-11	09/954,763 9/17/01		Catheter System With Spacer Member	Awaiting first Office Action

11576.51-US-01 (formerly 11576.50-US-11)	09/795,047 2/26/01		Implant Delivery System With Interlock	Filed Response to Restriction Requirement 4/26/02; awaiting response from Patent Office	A stent delivery system with interlock structure within 5 millimeters of proximal end of stent. Also, delivery system with male interlock structures at end of stent.
11576.55-US-11	09/954,555 9/17/01		Implant Delivery System With Interlock	Awaiting first Office Action	A stent delivery system with claims specifying that interlock is within 5 mm of cell defining portion.
11576.62-US-01	Awaiting 5/30/02		Microcatheter	Awaiting first Office Action
SBI-082	09/991,235 10/22/01		Stent Coatings Containing HMG-CoA Reductase Inhibitors
SBI-095	09/991,235 10/22/01		Liquid and Low Melting Coatings for Stents (Cross-Reference to Related Applications)		Continuation-in-part of Stent Coatings Containing HMG-CoA Reductase Inhibitors.
11576.29-US-F1	08/827,672 4/10/97	FWC of 08/394,799 M&G 11576.29-US-01) CPA filed 2/4/98	Hollow Stent	Status Inquiry filed 9/27/99; Filed Communication to the Group Director 6/8/00.	A coil stent with the member forming the coil made of a hollow tube arranged in a helical pattern.
11576.33-US-01	09/067,665 4/28/98		Braided Stent	Response to Office Action due 6/22/02	A stent including a bundle of interwoven strands that are helically wound to form an elongate coil

11576.56-US-01	09/955,351 9/17/01		Stent with Offset Cell Geometry	Awaiting first Office Action	A stent with circumferential offset members connecting the peaks of axially adjacent supports.
11576.41-US-01	09/570,659 5/15/00		Emboli Filter	Response to Office Action due 6/15/02	Emboli filter with actuator having a plurality of elastic loops
11576.43-US-C1	09/580,766 5/30/0	CON of 09/255,836 M&G 11576.43-US-D1	Carotid Artery Angioplasty Guiding System and Method	Awaiting Office Action
11576.52-US-01	09/793,668 2/26/01		Stent Retention Mechanism	Filed Response to Restriction Requirement 5/10/02; awaiting response from Patent Office	Delivery system with balloon having protruding stent retainer

Trademarks for Sulzer IntraTherapeutics Inc.

        Listed below are the current trademarks and their registration status as of: April 1. 2002.

US Version	OUS Version
IntraCoil® self-expanding peripheral stent	IntraCoil® self-expanding peripheral stent
IntraStent® biliary endoprosthesis	IntraStent® peripheral endoprosthesis
IntraStent® LP biliary endoprosthesis	IntraStent® LP peripheral endoprosthesis
IntraStent® DoubleStrut™ biliary endoprosthesis	IntraStent® DoubleStrut™ peripheral endoprosthesis
IntraStent® DoubleStrut™ LD biliary endoprosthesis	IntraStent® DoubleStrut™ LD peripheral endoprosthesis
IntraStent® Mega™ LD biliary endoprosthesis	IntraStent® Mega™ LD peripheral endoprosthesis
IntraStent® Max™ LD biliary endoprosthesis	IntraStent® Max™ LD peripheral endoprosthesis
IntraStent® DoubleStrut™ XS biliary endoprosthesis	IntraStent® DoubleStrut™ XS peripheral endoprosthesis
IntraStent® DoubleStrut™ ParaMount™ premounted biliary endoprosthesis	IntraStent® DoubleStrut™ ParaMount™ premounted stent delivery system
IntraStent® DoubleStrut™ ParaMount™ XS premounted biliary endoprosthesis	IntraStent® DoubleStrut™ ParaMount™ XS premounted stent delivery system
Micro-Grip™ internal finish	Micro-Grip™ internal finish
Protégé ™ self-expanding nitinol stent, biliary system	Protégé ™ self-expanding nitinol stent
StarPort™ delivery technology	StarPort™ delivery technology
TransTaper™ cell design	TransTaper™ cell design
EX.P.R.T. ™ exact placement release technology	EX.P.R.T. ™ exact placement release technology
IntraTherapeutics®*	IntraTherapeutics®*

*NOTE:    IntraTherapeutics® is also a registered trademark of Sulzer IntraTherapeutics Inc. and should be followed by the ® when not used in the full ITI Logo format (including the "bug") or if not followed by ", Inc.".

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  Exhibit 4.24
TABLE OF CONTENTS
  Exhibit 1.01(a)
INTRATHERAPEUTICS U.S. PATENT STATUS REPORT July 2002